P RE

Group – with operations lly in Bermuda, Barbados, the States, and Europe – provides nce products and services to a de market place. The y's primary focus is providing property catastrophe and retrocessional coverage, where it has been among the leading franchises for two decades. The Company also provides marine and aerospace and finite reinsurance products and services. The Company's shares trade on the New York Stock Exchange under the symbol PXT.

Mission

The mission of PXRE Group is to provide products and services to create lasting value for its constituencies – stockholders, clients, employees, and the communities in which it operates.

- PXRE Group's primary responsibility is to generate an economic return commensurate with the risks that stockholders assume.

- The Company offers value to its clients by maintaining financially sound operations and by providing professional and timely services that justify the business trust placed in PXRE.

- Value is delivered to the Company's employees by fostering an environment that realizes human potential and enhances the quality of individual and family life.

- PXRE Group creates value for the community through corporate support and employee involvement in industry and other local community endeavors.

(U.S. Dollars in thousands, except per share amounts)	2001	2000	Change
Net premiums written	$ 154,478	$ 172,701	(11)%
Net premiums earned	162,125	160,206	1
Net investment income	30,036	30,037	–
Net realized investment gains	4,023	3,191	26
Revenues	201,970	198,917	2
Underwriting loss[1]	(40,896)	(39,753)	(3)
Net loss	(17,967)	(10,800)	(66)
Net loss per common share, diluted	(1.55)	(0.95)	(63)
Common dividends declared per share	0.24	0.24	–
Return on average stockholders' equity[2]	(7.1)%	(4.2)%	
GAAP combined ratio	127.0 %	126.5 %	
Premiums written to statutory surplus	0.43:1	0.45:1	
Cash and investments	$ 531,233	$ 505,101	5
Total assets	1,005,938	784,747	28
Reserves for losses and loss expenses	453,705	251,619	80
Stockholders' equity[4]	239,780	259,386	(8)
Book value per common share	20.20	21.94	(8)
Statutory surplus:			
PXRE Reinsurance Company[3]	331,959	348,858	(5)
PXRE Reinsurance Ltd.	34,332	29,982	15

TRENDS

1. *Excludes investment income, realized investment gains or losses and interest expense.*
2. *Average stockholders' equity is the average of quarterly stockholders' equity.*
3. *Surplus for 2001 reflects the effect of adoption of NAIC Accounting Practices and Procedures Manual, which reduced statutory surplus by $2.5 million on January 1, 2001.*
4. *Subsequent to the 2001 year end, the Company issued $150 million of convertible preferred shares to a group of private equity investors, which is not reflected at December 31, 2001.*

Total Revenues
($ millions)



220
190
160
130
100
70
40
92 93 94 95 96 97 98 99 00 01

Net Premiums Written
($ millions)



200
170
140
110
80
50
20
92 93 94 95 96 97 98 99 00 01

Book Value Per Share
($)



35
30
25
20
15
10
92 93 94 95 96 97 98 99 00 01

Net Income (Loss)
($ millions)



80
60
40
20
0
20
40
92 93 94 95 96 97 98 99 00 01

Net Income (Loss) Per Common Share, Diluted
($)



8.0
6.0
4.0
2.0
0
2.0
4.0
92 93 94 95 96 97 98 99 00 01

Return on Average Equity
(%)



40
30
20
10
0
10
20
92 93 94 95 96 97 98 99 00 01

As you may recall, we concluded our last annual message to you with guarded optimism concerning our outlook for 2001. Anticipating that PXRE would benefit from the fundamental market strengthening that was evident during the 2001 renewal season, we looked for a return to a level of profitability for the year that was more in line with our long-range goal of 15% return on equity. Of course, as we all know, 2001 proved to be a most eventful year, one that forever changed and redefined the notion of risk in our business and our lives.

The most significant factor affecting our results in 2001 was the losses arising from the terrorist attacks on September 11, which now involve industry loss estimates ranging from $45 to $75 billion. Three days later, we estimated our total loss from this industry event at approximately $35 million, and this estimate remains virtually unchanged at this writing. The unusual nature of this loss, hardly imaginable at the time, offers little comfort for its impact on the individuals and their families directly affected and people everywhere that now indirectly help shoulder this burden, including stakeholders in PXRE and other insurance companies. Nevertheless, we are fortunate in that our orientation toward property reinsurance largely kept us out of harm's way with respect to the difficult-to-evaluate casualty aspects of this loss, and the use of coverage caps and our avoidance of quota-share reinsurance arrangements also helped mitigate our involvement in the loss.

As part of our effort to control the risks we assume, we routinely purchase reinsurance for our own protection. This reinsurance helped us to mitigate much of the impact of our September 11 losses, but the triggering of this protection also involved the payment of reinstatement and other premiums. This had a ripple effect on our income statement starting with revenues and continuing to the bottom line. As you can imagine, it distorted our underlying performance in many ways and skewed virtually all of our ratios. To make better sense of this, we think it is useful to discuss our results both with and without the impact of that loss. We believe that PXRE's performance in 2001, aside from the impact of the September 11 loss, provides a more accurate depiction of the improvements being made in some areas of the Company and a better benchmark against which to gauge what we hope will be continued progress in 2002.

PXRE's revenues for the year totaled $202.0 million compared with $198.9 million in 2000. The net loss for the year was $18.0 million or $1.55 per diluted share versus a net loss of $10.8 million or $0.95 per diluted

OF COURSE, AS WE ALL KNOW, 2001 PROVED TO BE A MOST EVENTFUL YEAR, ONE THAT FOREVER CHANGED AND REDEFINED THE NOTION OF RISK IN OUR BUSINESS AND OUR LIVES.

share in 2000. Net premiums written for 2001 totaled $154.5 million, down from $172.7 million in 2000, while our combined ratio for the year was 127.0% – little changed from the 126.5% recorded last year.

In understanding the impact of September 11, it is important to note that this event caused a $25 million reduction in our 2001 revenues, essentially due to payment of additional reinsurance premiums, and an after-tax loss of approximately $33 million or $2.84 per diluted share. The event also added 26 percentage points to our combined ratio for the year. Obviously, disregarding the September 11 loss, our annual figures for 2001 would have reflected significant and continuing progress for the Company against the results for 2000 and 1999.

While the events of September 11 challenged our industry, they also helped shape a new paradigm for the risk/reward tradeoff in an industry already reeling from huge losses associated with the European storms of late 1999 and from price levels generally considered inadequate. These circumstances aroused a new consciousness of the exposures, however remote, that insurance and reinsurance coverages entail. Moreover, those events brought into stark clarity the correlation that sometimes exists between different lines of business. With this new awareness, the market hardened swiftly and sharply, as evidenced by price increases of between 20% and 100% for catastrophe business.

Importantly, the impact of unusual loss frequency and severity over the last few years, especially the September 11 loss, extended far beyond pricing. For most lines and in most cases, we saw a significant tightening of terms, including the exclusion of most terrorism coverages, the restriction of occurrence coverage, and a limitation on the number of coverage reinstatements available. We also witnessed a welcomed return to the importance of client service in the business equation, seeing clients skew their placements to companies that have an established record for reasoned quotations and prompt claims service and payment. Based on our own record of customer service, and with many longstanding client and broker relationships and our position as one of the leading providers of retrocessional coverage, we have been able to compete effectively with companies much larger than PXRE.

In short, these clearly are remarkable times for our Company and the reinsurance industry. The 2002 renewal season just passed was one of the most favorable we have witnessed in our 20 years of existence and it revealed the strongest pricing environment since Hurricane Andrew in 1992, which ushered in a five-year period of robust earnings growth.

External market changes are not the only factors that hold positive potential for PXRE as we enter 2002. We also have initiated internal changes that will support our efforts to take advantage of a more favorable environment, including a renewed focus on our historical core strengths in the property catastrophe, marine and aerospace, and risk excess markets. We ceased our London and excess and surplus operations in 2000 and withdrew from the casualty reinsurance business in 2001. These exited lines combined to generate about $58 million in net premiums written, or more than 37% of our total for 2001, but produced an after-tax loss of $6.8 million. By eliminating those distractions, we think PXRE is well positioned to capitalize on the attractive growth opportunities that now characterize the markets for our services.

Given the prospects of a firm market ahead for some time – perhaps for several years if the aftermath of Hurricane Andrew is any guide – we recently accessed additional capital for PXRE through the sale of $150 million in new convertible preferred shares to allow PXRE to participate fully in this favorable environment. The issuance of these securities, approved by stockholders in February 2002 and consummated on April 4, 2002, pushes total capital to more than $500 million, more than replenishing the September 11 loss we incurred. Moreover, we think the appointment of four board members from the new investor group – Bradley E. Cooper, Susan S. Fleming, Craig A. Huff, and Robert M. Stavis – will enhance the strategic direction offered to management by the board of directors.

Related to this, we must extend our gratitude and sincere appreciation to Bernard Kelly and David W. Searfoss, who retired from our board. These gentlemen, directors since 1988 and 1987, respectively, have devoted considerable time and energy to our Company and the issues facing it in an increasingly complex time. I thank them for their counsel and abiding interest in PXRE.

Looking ahead, we remain hopeful that a return to more normal frequency and severity patterns in catastrophe losses will allow PXRE to demonstrate its full potential against the backdrop of highly favorable market conditions. The past renewal season signaled likely premium growth of 150% or more this year on our ongoing business lines, which totaled roughly $96.5 million in net premiums written in 2001. That translates into expectations of at least $250 million of net written premiums in 2002, or 55% more than 2001 on an absolute basis including our exited lines. Also, by eliminating our underperforming lines last year, we have cut a significant drag on our earnings related to the expenses associated with those lines. As an example, our employee count has declined from a high of 103 to the current 59 because of the efficiencies inherent in our focused catastrophe, risk and finite underwriting strategy.

All in all, we believe 2002 is shaping up to be a very good year for PXRE. As always, the final outcome will depend largely on eventual catastrophe activity, but we are confident that, given the experience and proficiency of our underwriting team and the fundamental changes we have witnessed in the market over the past few months, the risk/reward profile we face has seldom been better. With this in mind and backed by our strong capital position, we think PXRE is on course to exceed its long-term target of 15% return on equity for 2002.

Sincerely

Gerald L. Radke
Chairman, President and
Chief Executive Officer

Analysis of Net Premiums Written
By Business Segment (%)


2001
22 Finite
11 Other
26 Casualty
41 Catastrophe-Related

Analysis of Net Premiums Written
By Geographic Segment (%)


2001
46 United States
54 International

Analysis of Net Premiums Written
By Business Segment (%)


2000
12 Finite
18 Other
24 Casualty
46 Catastrophe-Related

Analysis of Net Premiums Written
By Geographic Segment (%)


2000
37 United States
63 International

Gross Premiums Under Management
($ millions)


300
250
200
150
100
50
92
93
94
95
96
97
98
99
00
01

Management Fee
($ millions)


9.0
7.5
6.0
4.5
3.0
1.5
92
93
94
95
96
97
98
99
00
01

Statutory Combined Ratios
(%) Industry


180
150
120
90
60
30
92
93
94
95
96
97
98
99
00
01

Investment Composition
($ millions)


2001
219 Fixed Maturities
19 Other Funds/Partnerships
116 Hedge Funds
153 Short-Term Investments
1 Equities


2000
282 Fixed Maturities
30 Other Funds/Partnerships
110 Hedge Funds
48 Short-Term Investments
16 Equities

Statutory Capital
($ millions)


600
500
400
300
200
100
92
93
94
95
96
97
98
99
00
01

VIEWPOINTS

PXRE traces its origins back to 1982 and has been run by the same management team for the past 20 years. The Company historically has focused on short-tail exposures of property and marine and aerospace, which involve large values, infrequent losses and, as a result, volatility in underwriting results.

The events of September 11 resulted in the largest insurance loss in history and largely were responsible for the loss PXRE incurred in 2001. The size of the industry loss, now estimated to be between $45 billion and $75 billion, combined with the fact that it involved lines of business previously thought to be uncorrelated, has resulted in a favorable change in market conditions not seen since Hurricane Andrew in 1992. During the five years following Hurricane Andrew, PXRE posted an average combined ratio below 60%.

Following efforts to diversify its business by entering the Lloyd's market and casualty sectors during the soft reinsurance market of the late 1990s, PXRE decided during 2000 and 2001 to exit these businesses, and the Company today is focused on its traditional core property reinsurance operations. These exited lines were costly because they required heavy executive support to produce, underwrite and control them properly. In 2001, these exited lines represented approximately 37% of the Company's net premiums written, however it is important to note that these businesses represented a drag on earnings. The Company's 2001 profits (excluding the effects of the September 11 loss) would have increased significantly without the expenses of that business.

The remaining business from 2001, totaling $96.5 million, consisted mainly of catastrophe, risk excess and finite business. While its core businesses are volatile due to significant potential loss severity, PXRE has been a successful underwriting organization over the long term. This proven expertise in some of the most dynamic areas of the reinsurance sector represents an opportunity to achieve particularly strong financial results in the current hardening phase of the underwriting cycle.

The Company estimates that its core account of $96.5 million net premiums written in 2001 will grow to $250 million or more in 2002. The increase in premiums is expected to occur in the catastrophe and finite lines of business; during the 2001 year-end renewal season, PXRE's catastrophe, retrocessional and risk excess business experienced rate increases of 20% to 100% or more depending upon the product, the layer and the past loss experience. Additionally, terms have tightened significantly with changes in deductibles, reinstatement, and occurrence limitations often resulting in unseen economic benefits equal to or exceeding the benefits of rate increases.

PXRE believes that it will achieve this growth while actually reducing the risk level of our overall portfolio. Increased geographic diversity, combined with the improvement in contract terms discussed above, has resulted in a better quality portfolio than the Company has been able to write over the past several years.

Historical Precedent of Profitability
(Combined Ratio)


150
120
90
60
30
0
92
93
94
95
96
97

2001 Net Premiums Written
(%)


37.5 Exited Lines
62.5 Continuing Lines


Continuing Lines
($ millions)
58.2 Cat/Risk
33.6 Finite
4.7 Other

WHILE ITS CORE BUSINESSES ARE VOLATILE, SUBJECT TO SIGNIFICANT POTENTIAL LOSS SEVERITY, EXEL HAS BEEN A SUCCESSFUL UNDERWRITING ORGANIZATION OVER THE LONG TERM.

Net Premiums Written Comparison/ Continuing Lines
($ millions)


2001
58.2 Cat/Risk
33.6 Finite
4.7 Other


2002 (Projected)
155.0 Cat/Risk
87.0 Finite
5.0 Other

2001 Underwriting Profit
(Excluding September 11 Loss)
($ millions)


(5.1) Exited Lines
31.9 Continuing Lines


Continuing Lines
($ millions)
28.0 Cat/Risk
2.9 Finite
1.0 Other

2002 Total Net Premiums Written (Projected)
($ millions)


155.0 Cat/Risk
87.0 Finite
5.0 Other
3.0 Exited lines

Established Franchise

As a specialty reinsurer focused for 20 years on catastrophe, retrocessional and risk excess coverage for property, marine and aerospace risks, PXRE is the longest tenured catastrophe company in the industry. PXRE has many longstanding broker relationships that are reflected in the increasing submission activity the Company continues to witness. In fact, the number of contracts submitted by the Company's top four brokers has almost doubled in the past four years.

The Company benefits from its strong ties to both major market brokers and specialist brokers. As a result, and despite significant consolidation in the brokerage industry, the top four brokers accounted for only 60% of the Company's business going into the 2001 year-end renewal season.

Over its 20 years, PXRE has developed a diversified client base. As the Company moved into the year-end renewal season, it had limited concentration, with the top 20 clients from each business line (North America, International, London Market and Marine and Aviation) representing only 55% of the Company's total premium. Many of these clients have long-standing relationships with PXRE, with more than one-half of the Company's top 20 clients dating back more than five years.

PXRE has an experienced underwriting team with average industry longevity greater than 20 years and an average tenure with the Company of nine years. This team has developed a strong performance record with brokers and clients, as exhibited in timely and thoughtful quotations, a willingness and ability to assist in developing program structures and, probably most important, a 20-year claims-paying record that is among the best in the business.

PXRE is a recognized lead underwriter in the short-tail retrocessional business – be it property or marine or aerospace. The Company focuses on catastrophe and risk excess retrocessional coverage and assists in establishing the contract terms for more than 75% of its business. Similarly, PXRE is involved in the quotation process in North America, Latin America, the Caribbean, and some of its other international business.

Submissions from Top Brokers



3500
3000
2500
2000
1500
1000
500
0
98
99
00
01

Top Clients
(% of Premiums in Force)



60
50
40
30
20
10
0
TOP 5
TOP 10
TOP 20

Despite its smaller size, PXRE has ready access to developing business. Importantly, the Company and other existing markets have benefited from a strong preference on the part of clients to remain with proven companies. This has allowed PXRE to increase net premiums written in its Catastrophe/Risk Segment by more than 150% during the 2001 year-end renewal season compared with the prior renewal season.

[illegible]

On December 10, PXRE announced that it had reached an agreement with new investors that would increase the Company's capital significantly. The form of the $150 million investment is convertible preferred stock, with two-thirds of it mandatorily convertible to common stock in three years and the remainder convertible in six years. This capital infusion, which closed on April 4, 2002, brings PXRE's total capital to more than $500 million and gives the Company the capital strength to compete with the new entrants and existing companies, many of whom are capitalized at $1 billion or more. The Company anticipates that this capital will allow it to write enough additional business to make the investment accretive to earnings in 2002.

The Company's new investors understand the reinsurance business and were attracted by the favorable market conditions and PXRE's decision to refocus on its historical core business of catastrophe and risk excess business, as well as its newer finite business. They have elected four members to an expanded 11-member board and will have representation on each of the committees of the board.

This new capital comes to PXRE during a difficult investment environment and the Company plans to invest these funds in high-quality fixed-income securities of relatively modest duration. This is in keeping with the Company's established barbell investment approach, wherein PXRE focuses on an appropriate mix of high-quality bonds and a diversified hedge fund portfolio run by competent, seasoned managers with a long-term track record of success. PXRE expects to vary the hedge fund component in accordance with the needs of its reinsurance business. At this time, the Company is seeing numerous insurance opportunities that dictate a reduction in the percentage of investments committed to hedge funds. In a different underwriting environment, PXRE's investment configuration will likely change, although the changes will occur within the context of the Company's barbell allocation between bonds and hedge funds.

During the past several years, PXRE has moved its portfolio away from any investments that fall outside the barbell strategy. These other investments have declined consistently to a point where today they will be $15 million or 2% of PXRE's invested assets after the incoming investment.

Bonds and Liquidity Rating
(%) (April 2002)



80
70
60
50
40
30
20
10
0
AAA
A1/P1
AA
A
BBB
BB
B

Bonds and Short Term
($ millions)



600
500
400
300
200
100
0
99
00
01
Apr 02

Percent of Portfolio 68% 68% 73% 80%

Hedge Funds
($ millions)



150
120
90
60
30
0
99
00
01
Apr 02

Percent of Portfolio 18% 23% 23% 18%

Other
($ millions)



80
70
60
50
40
30
20
10
0
99
00
01
Apr 02

Percent of Portfolio 14% 9% 4% 2%

April 2002 figures are projected.

	(In thousands, except per share data and ratios)	2001	2000	1999 [1][2]
Income Data	Gross premiums written	$ 290,213	$268,990	$221,349
	Premiums ceded	(135,735)	(96,289)	(82,504)
	Net premiums written	154,478	172,701	138,845
	Change in unearned premiums	7,647	(12,495)	(10,341)
	Net premiums earned	162,125	160,206	128,504
	Net investment income	30,036	30,037	47,172
	Net realized investment gains (losses)	4,023	3,191	(3,766)
	Gain on sale of subsidiary [5]	-0-	-0-	-0-
	Management fee [3]	5,786	5,483	3,590
	Agency commissions	-0-	-0-	-0-
	Total revenues	201,970	198,917	175,500
	Losses and loss expenses incurred	151,703	137,765	159,259
	Commissions and brokerage	30,350	34,899	27,702
	Other operating expenses	29,606	35,407	30,052
	Interest expense	4,424	4,778	3,915
	Minority interest in consolidated subsidiary	8,877	8,875	8,790
	Total losses and expenses	224,960	221,724	229,718
	(Loss) income before income taxes, equity in net earnings of Transnational Re Corporation, cumulative effect of accounting change, and extraordinary losses	(22,990)	(22,807)	(54,218)
	Equity in net earnings of Transnational Re Corporation [5]	-0-	-0-	-0-
	Income tax (benefit) provision	(4,704)	(12,007)	(12,775)
	(Loss) income before cumulative effect of accounting change and extraordinary loss	(18,286)	(10,800)	(41,443)
	Cumulative effect of accounting change	(319)	-0-	695
	Extraordinary loss on debt redemption	-0-	-0-	-0-
	Net (loss) income	$ (17,967)	$ (10,800)	$ (42,138)
	Preferred stock dividend [6]	-0-	-0-	-0-
	Net (loss) income available to common stockholders before cumulative effect of accounting change and extraordinary loss	$ (18,286)	$ (10,800)	$ (41,443)
	Basic earnings per common share:			
	(Loss) income before cumulative effect of accounting change and extraordinary loss	$ (1.58)	$ (0.95)	$ (3.58)
	Cumulative effect of accounting change	0.03	0.00	(.06)
	Extraordinary loss	0.00	0.00	0.00
	Net (loss) income	$ (1.55)	$ (0.95)	$ (3.64)
	Average common shares outstanding [6]	11,578	11,394	11,568
	Diluted earnings per common share:			
	(Loss) income before cumulative effect of accounting change and extraordinary loss	$ (1.58)	$ (0.95)	$ (3.58)
	Cumulative effect of accounting change	0.03	0.00	(.06)
	Extraordinary loss	0.00	0.00	0.00
	Net (loss) income	$ (1.55)	$ (0.95)	$ (3.64)
	Average common shares outstanding [3][6]	11,578	11,394	11,568
	Cash dividends per common share	$ 0.24	$ 0.24	$ 0.64
Balance Sheet Data	Cash and investments	$ 531,233	$505,101	$524,303
	Total assets	1,005,938	784,747	780,180
	Losses and loss expenses	453,705	251,619	261,551
	Debt/notes payable [6]	55,000	65,000	75,000
	Total stockholders' equity [8]	239,780	259,386	263,279
	Book value per common share	$ 20.20	$ 21.94	$ 22.54
	Return on average equity	(7.1)%	(4.2)%	(13.8)%
Selected GAAP Data [7]	Loss ratio	93.6%	86.0%	123.9%
	Underwriting expense ratio	33.4%	40.5%	42.9%
	Combined ratio	127.0%	126.5%	166.8%
Selected Statutory Data [7]	Loss ratio	94.2%	85.3%	124.3%
	Underwriting expense ratio	31.5%	37.1%	41.7%
	Combined ratio	125.7%	122.3%	166.0%
	Statutory capital and surplus [1]:			
	PXRE Reinsurance Company	$ 331,959	$348,858	$399,007
	PXRE Reinsurance Ltd.	$ 34,332	$ 29,982	$ 24,598

Year Ended December 31,

1998 [2]	1997 [2]	1996 [3]	1995	1994	1993 [4][5][6]	1992 [4][6]
$136,215	$126,232	$114,348	$155,380	$179,684	$116,975	$100,951
(47,522)	(26,177)	(46,630)	(57,744)	(71,166)	(39,469)	(51,320)
88,693	100,055	67,718	97,636	108,518	77,506	49,631
3,693	(8,640)	5,078	(494)	2,083	1,422	(1,196)
92,386	91,415	72,796	97,142	110,601	78,928	48,435
19,612	31,191	16,782	14,730	13,786	8,011	5,083
(3,862)	2,467	94	85	(1,164)	(1,526)	392
-0-	-0-	-0-	-0-	-0-	10,564	-0-
2,172	3,006	6,032	6,417	6,992	3,158	809
-0-	-0-	-0-	-0-	-0-	-0-	257
110,308	128,079	95,704	118,374	130,215	99,135	54,976
57,793	12,491	18,564	34,716	52,647	40,570	39,778
20,563	19,138	12,874	13,251	15,026	13,339	13,162
19,313	15,716	12,262	11,237	8,365	8,917	9,332
1,395	3,325	6,957	7,143	7,789	2,740	319
8,928	8,184					
107,992	58,854	50,657	66,347	83,827	65,566	62,591
2,316	69,225	45,047	52,027	46,388	33,569	(7,615)
-0-	-0-	3,898	5,948	4,141	84	-0-
(1,206)	22,198	15,644	18,189	15,700	11,008	(3,322)
3,522	47,027	33,301	39,786	34,829	22,645	(4,293)
-0-	-0-	-0-	-0-	-0-	-0-	433
843	2,774	-0-	-0-	-0-	-0-	-0-
$ 2,679	$ 44,253	$ 33,301	$ 39,786	$ 34,829	$ 22,645	$ (3,860)
-0-	-0-	-0-	599	2,005	2,056	1,419
$ 3,522	$ 47,027	$ 33,301	$ 39,187	$ 32,824	$ 20,589	$ (5,712)
$ 0.26	$ 3.41	$ 3.73	$ 4.81	$ 4.99	$ 3.47	$ (1.48)
0.00	0.00	0.00	0.00	0.00	0.00	0.11
(0.06)	(0.20)	0.00	0.00	0.00	0.00	0.00
$ 0.20	$ 3.21	$ 3.73	$ 4.81	$ 4.99	$ 3.47	$ (1.37)
13,339	13,776	8,922	8,150	6,580	5,940	3,865
$ 0.26	$ 3.39	$ 3.69	$ 4.52	$ 3.99	$ 2.75	$ (1.48)
0.00	0.00	0.00	0.00	0.00	0.00	0.11
(0.06)	(0.20)	0.00	0.00	0.00	0.00	0.00
$ 0.20	$ 3.19	$ 3.69	$ 4.52	$ 3.99	$ 2.75	$ (1.37)
13,452	13,893	9,020	8,812	8,719	8,240	5,391
$ 1.01	$ 0.88	$ 0.75	$ 0.63	$ 0.375	$ 0.225	$ 0.20
$490,594	$527,738	$467,078	$269,089	$231,789	$248,949	$ 81,994
632,691	608,172	543,324	396,084	353,794	349,251	205,484
102,592	57,189	70,977	72,719	81,836	71,442	88,668
50,000	21,414	64,725	67,775	69,700	75,000	5,250
334,376	386,688	357,678	211,162	166,771	142,690	69,728
$ 27.13	$ 28.10	$ 25.63	$ 24.15	$ 21.27	$ 18.06	$ 11.20
.7%	11.9%	14.9%	21.0%	22.9%	19.2%	(6.0)%
62.6%	13.7%	25.5%	35.7%	47.6%	51.4%	82.1%
40.9%	34.8%	26.2%	18.6%	14.8%	24.2%	44.2%
103.5%	48.5%	51.7%	54.3%	62.4%	75.6%	126.3%
61.8%	14.4%	25.8%	35.8%	49.3%	51.9%	75.2%
43.9%	33.0%	23.9%	18.5%	14.9%	22.2%	35.2%
105.7%	47.4%	49.7%	54.3%	64.2%	74.1%	110.4%
$447,228	$451,321	$400,133	$250,231	$211,988	$185,844	$ 65,221
N/A	N/A	N/A	N/A	N/A	N/A	N/A

1. PXRE Group Ltd. ("PXRE" or "the Company") was incorporated on June 1, 1999, as a Bermuda holding company and a wholly owned subsidiary of PXRE Purpose Trust, a purpose trust established under the laws of Bermuda. On October 5, 1999, PXRE Corporation, a publicly held Delaware holding company ("PXRE Delaware"), completed a reorganization pursuant to which the Company became the ultimate parent holding company of PXRE Delaware. PXRE and its subsidiaries provide property and casualty reinsurance and insurance products to a national and international marketplace. In connection with the reorganization, the Company repurchased for $1.00 per share 100% of the common shares owned by PXRE Purpose Trust, and each outstanding share of PXRE Delaware common stock (other than shares held by PXRE Delaware and its subsidiaries) was converted into one common share of the Company. After the consummation of the reorganization, the Company commenced carrying on the holding company functions previously conducted by PXRE Delaware.

2. In the fourth quarter of 1999, PXRE changed the reporting period for its U.K. operations from a fiscal year ending September 30 to a calendar year ending December 31. The results of operations for the period from October 1, 1998 to December 31, 1998 amounted to a loss of approximately $140,000 charged to retained earnings during 1999 in order to report only 12 months' operating results. The U.K operations of PXRE Limited and PXRE Managing Agency are included in the consolidated results on a one-quarter lag basis from 1997 through the third quarter of 1999.

3. On December 11, 1996, PXRE merged with Transnational Re Corporation ("TREX"). The Merger has been accounted for as a purchase. Accordingly, TREX has been included in PXRE's consolidated results of operations from the date of acquisition, which resulted in incremental earnings of $1,253,000 in 1996. For 1994 and 1995 and the period from January 1, 1996 until December 11, 1996, PXRE recorded equity in net earnings of TREX. Diluted average shares outstanding reflect the 5,680,256 weighted shares issued to holders of TREX common shares in connection with the Merger. Included in management fee was $2,512,000, $3,526,000 and $3,364,000 in 1996, 1995 and 1994, respectively, earned from TREX prior to the Merger. If the Merger had taken place at the beginning of 1996 and 1995, consolidated revenues would have been $153,410,000 and $193,972,000, respectively, for 1996 and 1995. Consolidated pro forma net income and diluted net income per share would have been $49,161,000 and $3.42 in 1996 and $60,755,000 and $4.19 in 1995. Such pro forma amounts are not necessarily indicative of what the actual consolidated results might have been if the Merger had been effected prior to December 11, 1996.

4. Effective January 1, 1993, PXRE adopted the FASB's SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts." As a result of such adoption, PXRE effected a December 31, 1992 balance sheet reclassification to assets of $53,314,969 of reinsurance recoverables, and $5,529,292 of ceded unearned premiums in 1992 which was previously deducted from liabilities. The adoption of SFAS No. 113 had no effect on PXRE's net income for the years ended December 31, 1993 or 1992.

5. Until the fourth quarter of 1993, Transnational Reinsurance was a wholly owned subsidiary of PXRE Reinsurance. On November 1, 1993, PXRE spun off TREX in an initial public offering (the "Offering"). In conjunction with the formation of TREX, all of the outstanding capital stock of Transnational Reinsurance was contributed by PXRE Reinsurance to TREX in exchange for the issuance of all of TREX's Class B common stock, which caused PXRE Reinsurance's holdings of TREX's common stock to constitute approximately 23% of all of the outstanding common stock of TREX immediately after the offering. As a result of this transaction, PXRE recorded a gain on sale amounting to $10,564,000 on a pre-tax basis. Subsequent to the Offering until December 11, 1996, PXRE accounted for its investments in TREX on the equity method as described in Note 3.

6. During 1992, PXRE completed an offering of 1,059,800 depositary shares, each representing 1/100 of a share of PXRE's Series A Cumulative Convertible Preferred Stock. The net proceeds of $24,403,000 were contributed to PXRE Reinsurance's surplus. During 1993, PXRE completed an offering of 2,300,000 shares of common stock. The net proceeds of $46,942,000 (except for $5,000,000, which was retained by PXRE) were contributed to PXRE Reinsurance's surplus. During 1993, PXRE completed an offering of $75,000,000 principal amount of 9.75% Senior Notes due 2003. The net proceeds of $72,150,000 (except for approximately $3,958,000, which was used by PXRE to retire a term loan facility, and $15,000,000, which was retained by PXRE) were contributed to PXRE Reinsurance's surplus. On December 30, 1998, PXRE entered into a note obligation under a $50 million Credit Agreement repayable from March 31, 2000, to March 31, 2005. The net proceeds of $49.6 million were contributed to PXRE Reinsurance Company. On October 6, 1999 an additional $25 million of the revolving credit facility was drawn down. During 1995, all of the outstanding shares of the Series A Preferred Stock were converted into shares of PXRE's common stock. To 1995, these convertible preferred shares were the principal reason for the difference between basic and diluted earnings per share.

7. The GAAP ratios have been derived from the audited consolidated statements of income of PXRE prepared in accordance with generally accepted accounting principles. The statutory ratios have been derived from the statutory financial statements of PXRE insurance subsidiaries, prepared in accordance with U.S. and Bermuda statutory accounting practices and exclude the net expenses of PXRE (parent company) and its non-insurance subsidiaries, unrealized foreign exchange gains and losses, and U.S. generally accepted accounting principles adjustments principally for deferred acquisition costs and deferred income taxes.

8. On December 10, 2001, the Company signed a definitive agreement with Capital Z Financial Services Fund II, investment funds managed by Reservoir Capital Group, and Richard Rainwater, to invest $150 million in new equity capital in the form of convertible preferred stock (the "Preferred Stock Investment"). The Capital infusion from the Preferred Stock Investment will enable PXRE to increase underwriting capacity and therefore maximize participation in the hardening reinsurance market following the September 11 terrorist attacks. The closing of the Preferred Stock Investment was approved by the Connecticut Insurance Department on March 28, 2002.

The following is a discussion and analysis of our results of operations for the year ended December 31, 2001 compared with the years ended December 31, 2000 and 1999, and also a discussion of our financial condition at December 31, 2001. This discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes included in this filing. This filing contains forward-looking statements that involve risks and uncertainties. Actual results may vary materially from the results described or implied by these forward-looking statements.

Unless the context otherwise requires, references in this Management's Discussion and Analysis to "PXRE" or "we" include PXRE Group Ltd. (the "Company") and its subsidiaries, which principally include PXRE Reinsurance Company ("PXRE Reinsurance"), PXRE Corporation ("PXRE Delaware"), PXRE Reinsurance Ltd. ("PXRE Bermuda"), PXRE Reinsurance (Barbados) Ltd. ("PXRE Barbados") and PXRE Solutions Inc. ("PXRE Solutions"). References to U.S. GAAP refer to accounting principles generally accepted in the United States ("U.S. GAAP"). References to SAP refer to statutory accounting principles ("SAP") in either the State of Connecticut where PXRE Reinsurance is domiciled or Bermuda where PXRE Bermuda is domiciled.

Overview

PXRE Group Ltd. provides reinsurance products and services to a worldwide market place through subsidiary operations in the United States, Europe, Bermuda and Barbados. Our primary focus is providing property catastrophe reinsurance and retrocessional coverage to a worldwide group of clients, where we have been among the leading franchises for two decades. Property catastrophe reinsurance generally covers claims arising from large catastrophes such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, industrial explosions, freezes, riots, floods and other man-made or natural disasters. Substantially all of our reinsurance products have been, and will continue to be, offered on an excess-of-loss basis with aggregate limits on our exposure to losses. This means that we do not begin to pay our client's claims until their claims exceed a certain specified amount and our obligation to pay those claims is limited to a specified aggregate amount.

We also provide our clients with property per-risk, marine and aerospace reinsurance products. Unlike property catastrophe reinsurance, which protects against the accumulation of a large number of related losses arising out of one catastrophe, per-risk excess of loss reinsurance protects our clients against a large loss arising from a single risk or location. Substantially all of our property per-risk, marine and aerospace business is also written on an excess-of-loss basis with aggregate limits on our exposure to losses.

We also provide our clients with finite reinsurance products. Unlike traditional reinsurance products that are primarily focused on transferring risk from the client to the reinsurer, finite products combine elements of risk transfer and the management of the impact of such risk by our clients. Finite reinsurance contracts are highly customized for each transaction. Under a typical finite contract, a portion of the expected losses are ultimately borne by our client and are funded through the payment of premium and the income we earn on that premium. If the loss experience with respect to the risks assumed by us is as expected or better than expected, our finite clients will share in the profitability of the underlying business through premium adjustments or profit commissions. If the loss experience is worse than expected, our finite clients participate in this negative outcome. In addition, we offer finite reinsurance products where investment returns on the funds transferred to us over a period of years affect the profitability of the contract and the magnitude of any premium and commission adjustments.

The Company was formed in 1999 as part of the reorganization of PXRE Delaware. Prior to the reorganization, PXRE Delaware was the ultimate parent holding company of the various PXRE companies and its common shares were publicly traded on the New York Stock Exchange. As a result of the reorganization, the Company became the ultimate parent holding company of PXRE Delaware and the holders of PXRE Delaware common stock automatically became holders of the same number of the Company's common shares. The reorganization was consummated at the close of business on October 5, 1999 and, on October 6, 1999, the Company's common shares began to trade on the New York Stock Exchange under the symbol PXT. The reorganization also involved the establishment of a Bermuda based reinsurance company, PXRE Bermuda, operations in Barbados through PXRE Barbados, and the formation of a reinsurance intermediary, PXRE Solutions.

Recent Developments

On December 10, 2001, we signed a definitive agreement with Capital Z Financial Services Fund II, investment funds managed by Reservoir Capital Group, and Richard Rainwater, to invest $150 million in new equity capital in the form of convertible preferred stock (the "Preferred Stock Investment"). The capital infusion from the Preferred Stock Investment will enable us to increase underwriting capacity and therefore maximize participation in the hardening reinsurance market following the September 11th terrorist attacks. The closing of the Preferred Stock Investment is subject to customary closing conditions, including regulatory approval. The Company's shareholders approved the transaction on February 12, 2002. The State of Connecticut Insurance Department held a hearing to consider the investment on March 13, 2002 and, under Connecticut law, the Connecticut Insurance Commissioner is required to render her decision on the matter within thirty days of the conclusion of the hearing.

Background

Following a diversification effort into Lloyd's and the casualty sectors during the soft reinsurance market of the late 1990s, we decided to exit these businesses during 2000 and 2001, and are today fully focused on our traditional core property reinsurance operations. While our core businesses are volatile due to significant potential loss severity, we have been a highly successful underwriting organization over the long term. This proven expertise in some of the most dynamic areas of the reinsurance sector represents an opportunity to achieve particularly strong financial results in the current hardening phase of the underwriting cycle.

We conduct our business primarily through our principal operating subsidiaries, PXRE Reinsurance, PXRE Bermuda, PXRE Barbados and PXRE Solutions. PXRE Reinsurance is a brokerage-market reinsurer with approximately $331.9 million of statutory capital and surplus as of December 31, 2001, which principally underwrites treaty reinsurance for property (including marine and aerospace) and casualty risks. PXRE Reinsurance is licensed, accredited or permitted to transact business in all states and the District of Columbia, Puerto Rico, Colombia and Mexico and operates a branch in Belgium ("PXRE's Brussels Branch").

PXRE Bermuda is a quota share reinsurer of PXRE Reinsurance and PXRE Reinsurance provides aggregate excess of loss reinsurance protection for PXRE Bermuda. PXRE Bermuda, with approximately $34.3 million of statutory capital and surplus, also provides finite reinsurance coverages. PXRE Bermuda is not licensed nor admitted as an insurer in any jurisdiction other than Bermuda.

PXRE Barbados was licensed as an insurance company under Barbados' Insurance Act, 1996 and its name was changed from PXRE (Barbados) Ltd. to PXRE Reinsurance (Barbados) Ltd. It is not licensed nor admitted in any jurisdiction other than Barbados. PXRE Barbados is expected to provide finite reinsurance coverages to clients and to provide reinsurance coverage to other PXRE entities.

PXRE Solutions performs certain limited reinsurance intermediary activities on behalf of PXRE Reinsurance, PXRE Bermuda and PXRE Barbados.

Certain Risks and Uncertainties

General Risks and Uncertainties

As a reinsurer of property catastrophe-type coverages in the worldwide market place, our operating results in any given period depend to a large extent on the number and magnitude of natural and man-made catastrophes such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, industrial explosions, freezes, riots and floods. While we may, depending on market conditions, purchase catastrophe retrocessional coverage for our own protection, the occurrence of one or more major catastrophes in any given period could nevertheless have a material adverse impact on our results of operations and financial condition and result in substantial liquidation of investments and outflows of cash as losses are paid.

As we underwrite risks from a large number of insurers based on information generally supplied by reinsurance brokers, there is a risk of developing a concentration of exposure to loss in certain geographic areas prone to specific types of catastrophes. We have developed systems and software tools to monitor and manage the accumulation of our exposure to such losses. We have established guidelines for maximum tolerable losses from a single or multiple catastrophic events based on historical data; however, no assurance can be given that these maximums will not be exceeded in some future catastrophe.

Premium receivables and loss reserves include business denominated in currencies other than U.S. dollars. We are exposed to the possibility of significant claims in currencies other than U.S. dollars. While we hold positions denominated in foreign currencies to mitigate, in part, the effects of currency fluctuations on our results of operations, we currently do not hedge our currency exposures before a catastrophic event which may produce a claim.

The reinsurance industry has been consolidating in recent years through mergers and other acquisitions. We compete with numerous companies, many of which have substantially greater financial, marketing and management resources. The level of competition has increased in the wake of the September 11th terrorist attacks with the formation of a number of large and well-capitalized Bermuda reinsurance companies. In addition, a number of our pre-existing competitors were successful in raising substantial levels of additional capital. Although we expect to increase our capital as well through the Preferred Stock Investment, we will remain smaller than most of our competitors.

The Company and its non-U.S. subsidiaries intend to operate their business in a manner that will not cause them to be treated as engaged in a trade or business in the United States and, thus, will not require them to pay U.S. federal corporate income taxes (other than withholding taxes on certain U.S. source investment income, dividends from PXRE Delaware to PXRE Barbados and excise taxes on reinsurance premiums). However, because there is uncertainty as to the activities which constitute being engaged in a trade or business within the United States, there can be no assurances that the U.S. Internal Revenue Service will not contend successfully that the Company or a non-U.S. subsidiary is engaged in a trade or business in the United States. In early March, 2002, two bills were proposed in the U.S. House of Representatives that seek to prevent so-called "corporate inversion" transactions. Under these bills, a foreign corporation would be taxed as a U.S. domestic corporation under the Internal Revenue Code if it became a foreign corporation as a result of an "inversion transaction" under the bill proposed by Representative McInnis or "corporate expatriation transaction" under the bill proposed by Representative Neal. As currently drafted, the McInnis bill would only apply to transactions completed after December 31, 2001. Commencing with the 2004 tax year, the Neal bill would apply to "corporate expatriation transactions" that occurred prior to September 11, 2001. It is unclear whether our 1999 reorganization would be treated as a "corporate expatriation transaction" under the Neal bill as currently drafted. At this point, we are unable to predict whether such a legislative effort would be successful, what form any such legislation could ultimately take and what impact any such legislation would have on us. If the Company or any of its non-U.S. subsidiaries were subject to U.S. income tax, the Company's shareholders' equity and earnings could be materially adversely effected.

Our invested assets consist primarily of fixed maturities and a diversified portfolio of hedge funds, but also include mezzanine bond and equity limited partnerships, and short-term investments. Our investments are subject to market-wide risks and fluctuations, as well as to risk inherent in particular securities. Although we seek to preserve our capital by investing in a portfolio of hedge funds and other privately held securities designed to provide diversification of risk, such investments entail substantial risks. Portfolio performance may be adversely impacted by equity and credit market conditions. There can be no assurance that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate such losses' adverse effect on us. To our knowledge, very few other publicly traded reinsurers follow our strategy of investing a significant portion of our invested assets in hedge funds and other privately held securities. See "Investments."

Our portfolio of hedge funds and other privately held securities is subject to some or all of the following categories of risk: leverage; concentration of investments; lack of liquidity; market fluctuations and direction (including as a result of interest rate fluctuations and direction, with respect to price levels and volatility); currency fluctuations; credit risk of the securities issuer; yield curve risk; political risk for emerging market investments; and spread risk between two or more similar securities. In addition, we are subject to: (a) counter-party risk, (b) the risk when transactions settle on foreign exchanges, the protections afforded on U.S. exchanges will be absent, (c) the risk of exchange controls and (d) the risk that one or more of our hedge fund managers mishandles trading, hedging or deviates from the agreed upon strategy, resulting in loss.

The property catastrophe reinsurance market is highly sensitive to the ratings assigned by the rating agencies. If either of S&P or A.M. Best were to downgrade us, such downgrade would likely have a material negative impact on our ability to expand our reinsurance portfolio and renew all of our existing reinsurance agreements, especially if we were to be downgraded more than one level from the "A" category to the "B" category.

Certain Risks and Uncertainties Relating to Critical Accounting Policies

The Company's financial statements disclose in footnotes its significant accounting policies. Certain of these policies are critical to the portrayal of the Company's financial condition and results since they require management to establish estimates based on complex and subjective judgments. The Company's critical accounting policies include liabilities for loss and loss expenses, premiums assumed and ceded and investments.

Loss and Loss Expenses

As a catastrophe reinsurer, our estimations of losses are inherently less reliable than for reinsurers of risks that have an established historical pattern of losses. In addition, insured events which occur near the end of a reporting period, as well as with respect to our retrocessional book of business, the significant delay in losses being reported to insurance carriers, reinsurers and finally retrocessionaires require us to make estimates of losses based on limited information from our clients, industry loss estimates and our own underwriting data. Because of the uncertainty in the process of estimating our losses from insured events, there is a risk that our liabilities for losses and loss expenses could prove to be inadequate, with a consequent adverse impact on our future earnings and stockholders' equity. Additionally, as a consequence of our emphasis on property reinsurance, we may forgo potential investment income because property losses are typically settled within a shorter period of time than casualty losses.

In reserving for non-catastrophe losses from recent years, we are required to make assumptions concerning the expected loss ratio usually for broad lines of business but sometimes by contract. We consider historical loss ratios for each line of business and estimates provided by underwriters and actuaries concerning the impact of pricing and coverage changes. We also utilize information provided by our clients when we reserve heterogeneous lines by selecting expected loss ratios based upon loss ratio projections from pricing analyses. As experience emerges, we will revise our prior estimates concerning pricing adequacy and non-catastrophe loss potential for our coverages and we will eventually rely solely on our estimated development pattern in projecting ultimate losses.

Concerning catastrophe losses, our estimates are initially influenced to a significant degree by industry catastrophe models and underwriting information provided by our clients. This can cause significant development for an accident year when events occur late in the year, as happened in 1999. As an event matures, we rely more and more on our company development patterns by type of event as well as contract information to project ultimate losses for the event. This process can cause our ultimate estimates to differ significantly from initial projections. As an extreme example of these potential uncertainties, the European Wind Storm Martin occurred on December 27, 1999. We based our reserves to a significant degree on the average estimate of the cost of this storm by two major catastrophe modelers, which was approximately $1.0 billion. In 2001, the cost was estimated to be $2.5 billion by SIGMA. Our gross reserve at December 31, 1999 for this event was $31.3 million. Our gross estimate at December 31, 2001 for this event was $68.8 million. Thus, the original industry loss estimate increased by 150%, and our loss estimate has increased by 120%.

Excluding the extraordinary development of European Wind Storms Martin and Lothar in 2000, during the last 10 years, reserve development in any single year from prior year losses, expressed as a percentage of shareholders' equity, ranged from 15% adverse development in 1993 (primarily arising from Hurricane Andrew) to 4% favorable development in 1996.

In addition, the potential for uncertainty for recent underwriting years is greater than in past years because of the increased casualty exposures assumed by us through our casualty and finite business. Unlike property losses that tend to be reported more promptly and usually are settled within a shorter time period, casualty losses are frequently slower to be reported and may be determined only through the lengthy, unpredictable process of litigation. Moreover, given our recent expansion of casualty and finite business, we do not have established historical loss development patterns that can be used to establish casualty loss liabilities. We must therefore rely on the inherently less reliable historical loss development patterns reported by our clients and industry loss development data in calculating our liabilities.

Premiums Assumed and Ceded

Our premiums on reinsurance business assumed are recorded as earned on a pro rata basis over the contract period based upon estimated subject premiums. Management must estimate the subject premiums associated with the treaties in order to determine the level of earned premiums for a reporting period. Such estimates are based on information from brokers, which can be subject to change as new information becomes available. Because of the inherent uncertainty in this process, there is the risk that premiums and related receivable balances may turn out to be higher or lower than reported.

The premiums on reinsurance business ceded are recorded as incurred on a pro rata basis over the contract period. Certain ceded reinsurance contracts contain provisions requiring us to pay additional premiums or reinstatement premiums in the event that losses of a significant magnitude are ceded under such contracts. Under U.S. GAAP, we are not permitted to establish reserves for potential additional premiums or record such amounts until a loss occurs that would trigger the obligation to pay such additional or reinstatement premiums. As a result, the net amount recoverable from our reinsurers in the event of a loss may be reduced by the payment of additional premiums and reinstatement premiums. In many cases, the impact of such premiums will be offset by additional premiums and reinstatement premiums payable to us by our clients on our assumed reinsurance business. No assurance can be given, however, that assumed reinstatement and additional premiums will offset ceded reinstatement and additional premiums. For example, in the case of the September 11th terrorist attacks, our net premiums earned during 2001 were reduced by $26.3 million as a result of additional premiums and reinstatement premiums payable due to that loss.

Investments

Fair values for our investments in hedge funds and other privately held securities generally are established on the basis of the valuations provided monthly or quarterly by the managers of such investments. These valuations are determined based upon the valuation criteria established by the governing documents of such investments. Such valuations may differ significantly from the values that would have been used had ready markets existed and the differences could be material.

We utilize the valuations provided to us by managers of our hedge funds and other privately held securities in preparing our financial statements. The carrying values used in such financial statements may not reflect the value we receive when liquidating our investment in a hedge fund or other privately held security. If liquidity is by redemption, the valuations supplied quarterly by the manager of the hedge fund or other privately held security will generally be the value used by the manager to set the redemption price. However, to the extent a manager has discretion in pricing holdings, should substantial redemptions occur in a limited period of time that discretion may be used to price at lower values than would otherwise be used, thus reducing the redemption price. If liquidation of our investment occurs by virtue of a liquidation of a hedge fund or other privately held securities, we may receive substantially less than the valuation method used by the manager since the valuation method used by the manager is unlikely to use liquidation values. Accordingly, the estimated fair value of our hedge fund and other privately held investments does not necessarily represent the amount which could be realized upon future sale, including in the event we need liquidity to fund catastrophic losses.

Since our investment strategy is to invest a significant portion of our investment portfolio in hedge funds and other privately held securities, which are accounted for under the equity method, or in some cases as a trading portfolio, net realized and unrealized gains (losses) on such investments may have a greater effect on our results of operations at the end of any reporting period than would be the case for other insurance and/or reinsurance companies.

Comparison of 2001 with 2000

For the year ended December 31, 2001, the net loss was $17.9 million compared to a net loss of $10.8 million for 2000. The diluted net loss per common share was $1.55 for 2001 compared to a diluted net loss per share of $0.95 for 2000, based on diluted average shares outstanding of approximately 11,578,000 in 2001 and 11,394,000 in 2000.

The most significant factor affecting our results in 2001 was the losses arising from the terrorist attacks on September 11, 2001. Our estimated net loss after tax arising from the

September 11th terrorist attacks was $32.6 million or $2.82 per diluted share for the 2001 year. This loss estimate was developed through a contract-by-contract review of our entire book of business and assumed full-limit losses on all reinsurance contracts deemed affected except where credibly advised to the contrary by our clients. The following table more fully details the impact of the September 11th terrorist attacks on the year ended December 31, 2001:

($000's)	Results as Reported	September 11th Events	Results Excluding September 11th Events
Gross premiums written	$ 290,213	$ 30,290	$ 259,923
Net premiums written	154,478	(26,295)	180,773
Net premiums earned	162,125	(26,295)	188,420
Management fees	5,786	856	4,930
Net losses incurred	151,703	(26,070)	125,633
Commission and brokerage	30,350	10,557	40,907
Underwriting results before taxes	$ (14,142)	$ (40,952)	$ 26,810

Gross losses and loss expenses arising from the September 11th terrorist attacks totaled $181.7 million. This gross loss was reduced by specific and corporate retrocessional recoverables of $155.6 million. Approximately 93% of our September 11th related reinsurance recoverables are either fully collateralized or reside with entities rated "A" or higher. In this regard, proportional and specific excess coverages provided recoveries of $65.3 million and our general corporate excess of loss coverages provided a further benefit of $90.3 million. The net result of these covers reduced our gross loss from $181.7 million to $26.1 million. Many of these retrocessional covers on both an assumed and ceded basis have either reinstatement or additional premiums, resulting in a net premium reduction of $26.3 million. These additional costs are partially reduced by approximately $11.4 million of lower commission and brokerage expense and increased management fees, bringing the net impact to $41 million before tax.

Written premiums for 2001 and 2000 were as follows:

	Year Ended December 31, 2001	2000	% Increase (Decrease)
($000's)			
Gross premiums written	$ 290,213	$ 268,990	7.9%
Ceded premiums:			
Managed business participants	50,271	36,239	38.7
Finite	13,573	26,814	(49.4)
Catastrophe coverage, surplus reinsurance and other	71,891	33,236	116.3
Total reinsurance premiums ceded	135,735	96,289	41.0
Net premiums written	$ 154,478	$ 172,701	(10.6)

Gross written premiums for 2001 increased 7.9% to $290.2 million from $269.0 million for 2000, while net premiums written declined 10.6% to $154.5 million versus $172.7 million for 2000. Excluding the impact of the September 11th terrorist attacks and the Company's London operations, the Company had gross premium written growth in the catastrophe and risk excess segment and net premium written growth in the catastrophe and risk excess and finite segments. Net premiums earned for 2001 increased 1.2% to $162.1 million from $160.2 million for 2000, reflecting the September 11th terrorist attacks and cessation of London operations. Excluding the September 11th terrorist attacks and the London operations, the Company had net premiums earned growth in all segments except our Other Lines segment. Gross premiums written decreased by $31 million, net premiums written decreased by $21.6 million and net premiums earned decreased by $15.7 million in 2001 compared to 2000 as a result of the cessation of our underwriting activities in London.

Premiums ceded to our managed business participants increased 38.7% to $50.3 million for 2001 compared with $36.2 million for 2000. The percentage increase in premiums ceded to these programs was higher than for gross premiums written due primarily to increases in reinstatement premiums ceded in connection with the September 11th terrorist attacks.

Finite contracts that do not meet certain accounting requirements of The Financial Accounting Standard Board's Statement of Financial Accounting Standard ("SFAS") No. 113

and other accounting literature, that generally define a reinsurance transaction, are not booked as premiums, but rather are treated as deposits. During the second quarter of 2001, we entered into contracts that have expected deposits of $35.9 million from ceding companies on this deposit accounting basis. We also have two finite retrocessional agreements in place with Select Re that are accounted for as deposits pursuant to SFAS No. 113, totaling $19.9 million. We believe these retrocessional agreements will enhance the long-term profitability of the finite contracts to which they relate.

Catastrophe coverage, surplus and other ceded premiums written increased in 2001 from 2000 primarily due to additional premiums on retrocessional protection following the September 11th terrorist attacks.

A summary of our 2001 and 2000 net premiums written and earned by business segment is included in Note 10 to the Consolidated Financial Statements.

Management fee income from all sources for the year ended December 31, 2001 increased 5.5% to $5.8 million from $5.5 million for 2000, reflecting the increase in business ceded to our managed business participants, including the effects of the September 11th terrorist attacks.

The underwriting results of a property and casualty insurer are discussed frequently by reference to its loss ratio, underwriting expense ratio and combined ratio. The loss ratio is the result of dividing losses and loss expenses incurred by net premiums earned. The underwriting expense ratio is the result of dividing underwriting expenses (reduced by management fees, if any) by net premiums written for purposes of SAP and net premiums earned for purposes of U.S. GAAP. The combined ratio is the sum of the loss ratio and the underwriting expense ratio. A combined ratio under 100% indicates underwriting profits and a combined ratio exceeding 100% indicates underwriting losses. The combined ratio does not reflect the effect of investment income on operating results. The ratios discussed below have been calculated on a U.S. GAAP basis.

Our loss ratio was 93.6% for the year ended December 31, 2001 compared with 86% for 2000. Excluding the effects of the September 11th terrorist attacks, our loss ratio was 66.7%. Our loss ratio for the year ended December 31, 2001 reflected incurred catastrophe and risk excess losses of $225.8 million gross and $56 million net for the 2001 and prior accident years. Our loss ratio for 2000 reflected incurred catastrophe and risk excess losses of $78.1 million gross and $51.9 million net.

Significant catastrophe and risk losses affecting the year ended December 31, 2001 loss incurred are as follows:

	Amount of Losses	
Loss Event	Gross	Net
($000's)		
September 11th Terrorist Attacks	$ 181,671	$ 26,070
Petrobras Oil Rig Disaster	16,779	11,596

Significant catastrophe and risk losses affecting the year ended December 31, 2000 loss incurred are as follows:

	Amount of Losses	
Loss Event	Gross	Net
($000's)		
French Storm Martin	$ 33,940	$ 25,446
French Storm Lothar	27,197	17,961

The provision for losses and loss expenses and the loss ratio includes the effect of foreign exchange movements on our liability for losses and loss expenses, resulting in foreign currency exchange gains of $1 million for 2001 compared to losses of $1.2 million for 2000.

During 2001, we experienced adverse development of $17.9 million net for prior-year loss and loss expenses primarily due to strengthening of reserves in casualty, marine and aerospace lines of business, and development on a number of historical catastrophe events. The loss ratio for 2000 was adversely affected by development of $58.2 million net for prior-year loss and loss expenses largely due to the French storms Lothar and Martin.

The underwriting expense ratio was 33.4% for 2001 compared with 40.5% for 2000. Excluding the September 11th terrorist attacks, the expense ratio was 34.8%. The commission and brokerage ratio, net of management fee income, was 15.2% for 2001, compared with 18.4%

in 2000. Excluding the September 11th terrorist attacks, the commission and brokerage ratio, net of management fee income, was 19.1% for 2001, compared with 18.4% for 2000. The operating expense ratio was 18.3% for 2001 (15.7% excluding the September 11th terrorist attacks), compared with 22.1% for 2000. The decrease largely reflected the expense savings associated with the termination of our Lloyd's operations. As a result of the above, our combined ratio was 127.0% for 2001 (101.5% excluding the September 11th terrorist attacks) compared with a combined ratio of 126.5% for 2000.

Underwriting operations as described in Note 10 to the Consolidated Financial Statements include premiums earned, losses incurred and commission and brokerage net of management fees, but do not include investment income, realized gains or losses, interest expense, operating expenses, unrealized foreign exchange gains or losses on losses incurred on weather contracts or management fees for Lloyd's syndicate agency management.

The catastrophe and risk excess underwriting portfolio can be characterized on a longer term basis as being comprised of coverages involving higher margins and greater volatility than other coverages written by PXRE.

Other operating expenses decreased 16.4% to $29.6 million for 2001 from $35.4 million in 2000. The decrease was primarily related to the expense savings associated with the termination of our Lloyd's operations. Included in other operating expenses were foreign currency exchange losses of $0.7 million for 2001 compared to losses of $0.6 million for 2000.

During 2001, interest expense decreased to $4.4 million compared to $4.8 million in 2000. The decrease in interest expense reflects the repayments of $10 million on our primary credit facility at each of March 31, 2001 and 2000 (as described under "Liquidity and Capital Resources"). As of December 31, 2001, $55 million remains outstanding under this credit facility. The interest rate on $36.7 million of the $55 million outstanding is fixed at 6.34% as a result of a cash flow hedge interest rate swap. The interest rate on the remaining $18.3 million outstanding is variable and was 3.59% at December 31, 2001. This is part of PXRE Delaware's Credit Agreement with a syndicate of lenders. In addition, the Company recorded income of $0.3 million, after tax in the first quarter of 2001, for the cumulative effect of adoption of a change of accounting principle under SFAS No. 133. Included in other comprehensive income is a decrease in the fair value of the cash flow hedge for the period from July 1, 2001 to December 31, 2001 of $0.7 million, net of tax. We incurred minority interest expense amounting to $8.9 million related to our $100 million of 8.85% Capital Trust Pass-through Securities 'sm' (TRUPS 'sm') during 2001 and in 2000 (See "Liquidity and Capital Resources" below for a full description of the TRUPS).

Net investment income of $30 million for 2001 was virtually unchanged from 2000. Our pre-tax gross annualized investment yield based on quarterly investment balances was 6.3% for 2001 compared with 6.1% for 2000, both calculated using amortized cost and investment income before interest expense on funds held and investment expenses. Interest expense on funds held amounted to $2.2 million in the fourth quarter representing an allocation of investment income principally in relation to reinsurance recoveries arising from the September 11th terrorist attacks. Net realized investment gains for 2001 were $4 million, compared to gains of $3.2 million for 2000, resulting from the liquidation of bonds in 2001 to raise cash in preparation for paying claims from the September 11th terrorist attacks. In 2000, realized gains included a $1.5 million gain from the sale of Transnational Insurance Company.

The net effect of foreign currency exchange fluctuations were gains of $0.3 million in 2001 compared to losses of $1.8 million for 2000.

Our London operations, which are winding down, resulted in a loss before taxes of $6.5 million for 2001 compared to a loss before taxes of $11.1 million in 2000.

We recognized a tax benefit of $4.5 million in 2001 compared to a benefit of $12 million in 2000.

Comparison of 2000 with 1999

For the year ended December 31, 2000, our net loss was $10.8 million compared to a net loss of $42.1 million for 1999. The diluted net loss per common share was $0.95 for 2000 compared to a net loss per share of $3.64 for 1999, based on diluted average shares outstanding of approximately 11,394,000 in 2000 and 11,568,000 in 1999.

	Year Ended December 31,		
	2000	1999	% Increase (Decrease)
($000's)			
Gross premiums written	$ 268,990	$ 221,349	21.5%
Ceded premiums:			
Managed business participants	63,053	42,549	48.2
Catastrophe coverage, surplus reinsurance and other	33,236	39,955	(16.8)
Total reinsurance premiums ceded	96,289	82,504	16.7
Net premiums written	$ 172,701	$ 138,845	24.4

Gross premiums written for 2000 increased 21.5% to $269.0 million from $221.3 million for 1999. Net premiums written for the year ended December 31, 2000 increased 24.4% to $172.7 million from $138.8 million for 1999. Net premiums earned for the year ended December 31, 2000, increased 24.7% to $160.2 million from $128.5 million in 1999. Gross written, net written and net earned premium for 2000 increased from prior-year levels reflecting growth in our Structured/Finite Business segment, Casualty segment and the Catastrophe and Risk Excess segment, including one retroactive finite reinsurance contract written amounting to $20 million gross premiums written, ceded premiums written of $10 million and net premiums written and earned of $10 million. Gross and net premiums written increased in 2000 as compared to 1999 in all segments except "Other Lines," as we curtailed the underwriting activities of PXRE Lloyd's Syndicate during 2000. Our decision to buy additional retrocessional coverage reduced growth in net written and net earned premium from 1999 to 2000. Reinstatement premiums were lower in 2000 on retrocessional coverage since the level of loss activity was lower than in 1999.

Catastrophe coverage, surplus and other ceded premiums written decreased in 2000 from 1999 due to our fronting less business on behalf of other reinsurers and lower reinstatement premiums which in 1999 were driven by the December 1999 French Storms, offset in part, by additional retrocessional coverage.

In 2000, we made additional retrocessional coverage purchases. Our property business is protected by a series of retrocessional agreements that provide protection against unusual severity of loss. Through 1999 these protections did not protect us against exposure to smaller, more frequent loss occurrences; however, additional purchases in 2000 provided more protection against such loss occurrences.

The premiums ceded to our managed business participants decreased 14.8% to $36.2 million for 2000 compared with $42.5 million for 1999. The decrease in premiums ceded to these programs was due primarily to decreases in gross premiums written primarily on fronted business. In addition, we ceded premiums of $26.8 million from the Structured/Finite Business segment to a managed business participant, Select Re, commencing in 2000.

A summary of our 2000 and 1999 net premiums written and earned by business segment is included in Note 10 to the Consolidated Financial Statements.

Management fee income from all sources for the year ended December 31, 2000 increased 52.8% to $5.5 million from $3.6 million for 1999, reflecting higher premiums ceded to managed business participants and fees from PXRE Lloyd's Syndicate and PXRE Managing Agency.

The loss ratio was 86.0% for 2000 compared with 123.9% for 1999 largely due to French storms Lothar and Martin in both years as well as fifteen catastrophe events in 1999. Excluding the effect of prior year loss development, the loss ratio for 2000 would have been 49.7%. The loss ratio for 2000 reflected incurred catastrophe and risk excess losses of $78.1 million gross and $51.9 million net for the 2000 and prior accident years. The loss ratio for 1999 reflected incurred catastrophe losses of $170.5 million gross and $92.7 million net for 1999 and prior accident years.

Significant catastrophe and risk losses affecting the year ended December 31, 2000 loss incurred are as follows:

Loss Event	Amount of Losses Gross	Net
($000's)		
French Storm Martin	$ 33,940	$ 25,446
French Storm Lothar	27,197	17,961

Significant catastrophe and risk losses affecting the year ended December 31, 1999 loss incurred are as follows:

Loss Event	Amount of Losses Gross	Net
($000's)		
French Storm Martin	$ 31,300	$ 24,000
French Storm Lothar	51,900	20,600
Hurricane Floyd	20,900	13,700
Danish Storms	14,800	11,400

The provision for losses and loss expenses and the loss ratio includes the effect of foreign exchange movements on our liability for losses and loss expenses, resulting in a foreign currency exchange loss of $1.2 million for 2000 compared to an exchange gain of $0.4 million for 1999.

During 2000, we experienced adverse development of $58.2 million net for prior-year loss and loss expenses primarily related to the French Storms Lothar and Martin. The loss ratio for 1999 was adversely affected by the development of $19.8 million net for prior-year loss and loss expenses.

Our underwriting expense ratio was 40.5% for 2000 compared with 43% for 1999. The decrease in underwriting expense ratio was substantially due to the increase in premiums earned and management fee income. Our commission and brokerage ratio net of management fee income was 18.4% for 2000 compared with 18.8% for 1999. Our operating expense ratio was 22.1% for 2000 compared with 24.2% for 1999 reflecting the benefit of growth in the Company's new lines of business. As a result of the above, our combined ratio was 126.5% for 2000 compared with 166.9% for 1999. The decrease in our U.S. GAAP combined ratio was due to reduced catastrophe activity.

Underwriting operations as described in Note 10 to the Consolidated Financial Statements include premiums earned, losses incurred and commission and brokerage net of management fees, but do not include investment income, realized gains or losses, interest expense, operating expenses, unrealized foreign exchange gains or losses on losses incurred on weather contracts or management fees for Lloyd's syndicate agency management.

The catastrophe and risk excess underwriting portfolio can be characterized on a longer term basis as being comprised of coverages involving higher margins and greater volatility than other coverages written by PXRE.

Other operating expenses increased to $35.4 million for the year ended December 31, 2000 from $30.1 million in 1999. The increase was primarily related to a full year of our London agency operations as well as amortization of negative goodwill in 1999 that did not continue in 2000. Included in other operating expenses were foreign currency exchange losses of $0.6 million for 2000 compared to losses of $0.8 million for 1999.

Also in 1999, we incurred $0.7 million in after-tax expenses associated with a change in accounting in accordance with the American Institute of Certified Public Accountants Statement of Position 98-5, for organizational and start-up costs capitalized in prior years.

During 2000, interest expense increased to $4.8 million compared to $3.9 million in 1999. The increase in interest expense relates to a draw down of $25 million under a credit facility in the fourth quarter of 1999, partially offset by a repayment of $10 million of the credit facility at March 31, 2000. The variable interest rate on this portion was 7.66% at December 31, 2000. This is part of PXRE Delaware's Credit Agreement with a syndicate of lenders (as described under "Liquidity and Capital Resources"). In addition, during 2000, we incurred minority interest expense amounting to $8.9 million related to our $100 million of TRUPS (as described below under "Liquidity and Capital Resources") compared to $8.8 million in 1999.

Net investment income for the year ended December 31, 2000 decreased 36.3% to $30 million from $47.2 million for 1999. The decrease in net investment income was caused primarily by certain alternative investments (which are carried on the equity method, for which the unrealized gains and losses in each case are recorded through the income statement) and trading portfolio, which produced a loss of $3.5 million for 2000 reflecting a loss in two partnerships, compared to income of $11.1 million for 1999. Our pre-tax annualized investment yield was 6.1% for 2000 compared with 10.4% for 1999, both calculated using amortized cost and investment income before investment expenses. Net realized investment gains for 2000 were $3.2 million, compared to losses of $3.8 million for 1999, reflecting the restructuring of the investment portfolio and sale of Transnational Insurance in 2000 and losses from trading of weather contracts in 1999.

The net effect of foreign currency exchange fluctuations was a loss of $1.8 million in 2000 compared to a loss of $0.4 million in 1999.

The tax benefit in 1999 includes a one-time income tax charge in connection with the Bermuda redomestication of approximately $1.8 million related to the cancellation of shares of PXRE Delaware held by its subsidiary. In addition, in 1999 we incurred a tax charge of $2.3 million upon payment of a dividend by PXRE Delaware in connection with the redomestication.

Financial Condition

Liquidity and Capital Resources

The Company relies primarily on dividend payments and net tax allocation payments from its subsidiaries, including PXRE Reinsurance and PXRE Bermuda, to pay its operating expenses and income taxes, to meet its debt service obligations and to pay dividends. The payment of dividends by PXRE Reinsurance to PXRE Delaware is subject to limits imposed under the insurance laws and regulations of Connecticut, the state of incorporation and domicile of PXRE Reinsurance, as well as certain restrictions arising in connection with our indebtedness discussed below. Under the Connecticut insurance law, the maximum amount of dividends or other distributions that PXRE Reinsurance may declare or pay, within any twelve-month period, without regulatory approval, is limited to the lesser of (a) earned surplus or (b) the greater of 10% of policyholders' surplus at December 31 of the preceding year or 100% of net income for the twelve-month period ending December 31 of the preceding year, all determined in accordance with SAP. Accordingly, the Connecticut insurance laws could limit the amount of dividends available for distribution by PXRE Reinsurance without prior regulatory approval, depending upon a variety of factors outside the control of PXRE, including the frequency and severity of catastrophe and other loss events and changes in the reinsurance market, in the insurance regulatory environment and in general economic conditions. The maximum amount of dividends or distributions that PXRE Reinsurance may declare and pay during 2002, without regulatory approval, is $33.2 million. During 2001, $30.1 million in dividends were paid by PXRE Reinsurance.

Under Bermuda law, PXRE Bermuda is prohibited from declaring or paying any dividends during any financial year it is in breach of its minimum solvency margin or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio. If it fails to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, the insurer will be prohibited, without the approval of the Supervisor of Insurance, from declaring or paying any dividends during the next financial year.

As a Class 3 insurer, PXRE Bermuda also is prohibited, without the approval of the Supervisor of Insurance, from reducing by 15% or more its total statutory capital, as set out in its previous year's financial statements, and if it appears to the Supervisor of Insurance that there is a risk of the insurer becoming insolvent or that it is in breach of the Act or any conditions imposed upon its registration, the Supervisor may, in addition to the restrictions specified above, direct the insurer not to declare or pay any dividends or any other distributions or may restrict it from making such payments to such extent as the Supervisor of Insurance may think fit. As at December 31, 2001, the statutory capital and surplus of PXRE Bermuda was estimated to be $34.3 million and the amount required to be maintained was estimated to be $9.4 million.

Under Barbados law, PXRE Barbados may only pay a dividend out of the realized profits of the company. PXRE Barbados may not pay a dividend unless (a) after payment of the dividend it is able to pay its liabilities as they become due, and (b) the realizable value of its assets is greater than the aggregate value of its liabilities, and the stated capital accounts maintained in respect of all classes of shares.

Dividends and other permitted payments from PXRE Delaware to PXRE Barbados are expected to be subject to U.S. withholding taxes at the rate of 5% (reduced from 30% under the tax convention between the United States and Barbados) and (based on source of insurance business) an effective corporate income tax rate of 2.8% after giving effect to a 93% tax credit.

In the event the amount of dividends available, together with other sources of funds, are not sufficient to permit us to meet our debt service and other obligations and to pay cash dividends, it would be necessary to obtain the approval of the Connecticut Insurance Commissioner prior to the payment of additional dividends by PXRE Reinsurance or the approval of the Bermuda Supervisor of Insurance prior to the payment of additional dividends by PXRE Bermuda. If such approval were not obtained, we would have to adopt one or more alternatives, such as refinancing or restructuring our indebtedness or seeking additional equity. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all. In the event that we were unable to generate sufficient cash flow and were otherwise unable to obtain funds necessary to meet required payments of principal and interest on our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all of the funds borrowed thereunder to be due and payable together with accrued and unpaid interest.

On December 10, 2001, the Company entered into a Share Purchase Agreement with certain investors, Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P. (together with Capital Z Financial Services Fund II, L.P., "Capital Z"), Reservoir Capital Master Fund, L.P., Reservoir Capital Partners, L.P. (together with Reservoir Capital Master Fund, L.P., "Reservoir") and Richard E. Rainwater ("Rainwater") (each of Capital Z, Reservoir and Rainwater, a "Purchaser", and together, the "Purchasers"). The Share Purchase Agreement provides for the purchase of 7,500 shares of Series A Preferred Shares, allocated to two sub-series of shares, 5,000 shares allocated to sub-series A1 (A1 Preferred Shares) and 2,500 shares allocated to sub-series A2 (A2 Preferred Shares); the purchase of 5,000 shares of Series B Preferred Shares, allocated to two sub-series of shares, 3,333.333 shares allocated to Series B1 (B1 Preferred Shares) and 1,666.667 shares allocated to Series B2 (B2 Preferred Shares); and 2,500 shares of Series C Preferred Shares, allocated to two sub-series of shares, 1,666.667 shares allocated to Series C1 (C1 Preferred Shares) and 833.333 shares allocated to Series C2 (C2 Preferred Shares).

The capital infusion from the issuance of the Preferred Shares will enable us to increase underwriting capacity and therefore maximize participation in the new market environment. The closing of the Preferred Stock Investment is subject to customary closing conditions, including regulatory approval. The Company's shareholders approved the transaction on February 12, 2002. The State of Connecticut Insurance Department held a hearing to consider the investment on March 13, 2002 and, under Connecticut law, the Connecticut Insurance Commissioner is required to render her decision on the matter within thirty days of the conclusion of the hearing.

The issuance of the Preferred Shares is not expected to have a material effect on our liquidity during the three-year period following their issuance. In this regard, the Preferred Shares will be entitled to receive, when, as and if declared by our Board of Directors and to the extent of funds legally available for the payment of dividends, cumulative dividends per share at the rate per annum of 8% of the sum of the stated value on each share plus any accrued and unpaid dividends thereon, payable on a quarterly basis. To the extent such dividends are not paid when due, dividends shall be payable and accrue at the rate of 10% per annum compounded quarterly until paid. Such dividends, if declared by our Board of Directors, shall be payable in additional Preferred Shares prior to the third anniversary of the closing and cash thereafter. We, at our sole election, may decide, in substitution in whole or in part for dividends payable in shares, to pay dividends in cash to the extent of any dividends that, if paid in additional shares of Preferred Shares, would otherwise cause the Purchasers and their affiliates to own more than 49.9% of the capital stock of the Company on a fully-diluted and fully-converted basis.

The A1 Preferred Shares, B1 Preferred Shares and C1 Preferred Shares will be mandatorily convertible into Class A Common Shares, Class B Common Shares and Class C Common Shares, respectively, on the third anniversary of the date of issuance, and all remaining Preferred Shares will be mandatorily convertible into Convertible Common Shares on the sixth anniversary of the date of issuance. Notwithstanding the foregoing, on any conversion date, to the extent necessary to prevent the initial Purchasers of Preferred Shares and their affiliates from owning more than 49.9% of the capital shares of the Company following conversion, we shall have the right (but not the obligation) to make a cash payment in lieu of Convertible Common Shares equal to the fair market value of the Convertible Common Shares that would have been received in excess of the 49.9% limitation in connection with any conversion, plus an additional tax gross up amount to take into account in appropriate circumstances the difference between the federal income tax rate on long-term capital gains and the federal ordinary income tax rate that might apply to the recipient on the receipt of a cash payment in lieu of Convertible Common Shares. If the A2 Preferred Shares, B2 Preferred Shares and C2 Preferred Shares are not voluntarily converted on or prior to the third anniversary of their issuance, an annual 8% dividend, payable in cash, will accrue until these Preferred Shares are converted.

PXRE Delaware entered into a Credit Agreement dated as of December 30, 1998 (as amended and restated in connection with the reorganization of PXRE Delaware, the "Credit Agreement") with First Union National Bank ("First Union") as Agent and as a Lender, pursuant to which First Union agreed to make available to PXRE Delaware a $75 million revolving credit facility. On May 18, 1999, pursuant to various Joinder Agreements and Assignment and Acceptance Agreements, First Union syndicated the revolving credit facility, joining Fleet National Bank, Credit Lyonnais New York Branch and Bank One (formerly, The First National Bank of Chicago) as additional lenders (collectively with First Union, the "Lenders"). As at December 31, 1998, PXRE Delaware had outstanding borrowings under the Credit Agreement of $50 million, and in October 1999, the remaining $25 million was borrowed. On March 1, 2000 and March 31, 2001, PXRE Delaware fulfilled its commitment and made principal payments of $10 million each, reducing the outstanding loan to $55 million, at December 31, 2001.

The Preferred Stock Investment would trigger an event of default under the Credit Agreement if the transaction were consummated without the consent of the Lenders. As a condition to the Lenders' consent to the Preferred Stock Investment, the Credit Agreement was amended pursuant to the Second Amendment to the First Amended and Restated Credit Agreement, dated March 12, 2002, between PXRE Delaware and the Lenders (the "Second Amendment" and together with the Credit Agreement, as amended by the Second Amendment, the "Amended Credit Agreement"). The Second Amendment will not be effective until the closing of the Preferred Stock Investment.

In connection with the Credit Agreement, PXRE Delaware and First Union entered into a cash flow hedge interest rate swap which, effective December 31, 1998, has the intended effect of converting the initial $36.7 million borrowings by PXRE Delaware into a fixed rate borrowing at an annual interest rate of 6.34%. The remaining $18.3 million outstanding on December 31, 2001, after paying down $10 million on March 31, 2001 and March 31, 2000, incurred an interest rate of 3.59% at December 31, 2001. Commitments under the Credit Agreement terminate on March 31, 2005 and are subject to annual reductions of $10 million commencing March 31, 2000 and $25 million on March 31, 2005, and, unless due or paid sooner, the aggregate principal of the loans are due and payable in full on March 31, 2005. Under the Amended Credit Agreement, the reduction of the outstanding commitments under the Credit Agreement has been accelerated. As amended, the outstanding commitment is reduced by $20 million on March 31, 2002, $5 million on July 1, 2002, $20 million on March 31, 2003 and by the remaining $10 million on March 31, 2004. In addition, commencing on June 30, 2003, 50% of Excess Cash Flow (as defined in the Second Amendment) shall be used to reduce the outstanding commitment. The variable interest rate under the Amended Credit Agreement has been increased by 100 basis points.

The Credit Agreement contains covenants which, among other things, limit the ability of the Company and its subsidiaries and affiliates: (a) to incur additional Indebtedness (other than certain permitted Indebtedness); (b) to create Liens upon their properties or assets (other than Permitted Liens); (c) to sell, transfer or otherwise dispose of their assets, business or properties (other than certain permitted dispositions); (d) to make additional Investments (other than certain permitted Investments, including Permitted Acquisitions and other Investments in compliance with, among other things, applicable law and the limitations set forth in the companies' investment policies and not exceeding specified limits); (e) to pay dividends or repurchase stock if after giving effect thereto a Default or Event of Default exists or the Fixed Charge Coverage Ratio would be less than 1.5 to 1.0 as defined in the Credit Agreement; (f) to enter into certain transactions with Affiliates; (g) to engage in any unrelated business; (h) to enter into or remain a party to certain ceded reinsurance agreements; or (i) to consolidate, merge or otherwise combine (or agree to do any of the foregoing) unless, among other things, (1) the Company is the surviving entity in such merger or consolidation, (2) such merger or consolidation constitutes a Permitted Acquisition and the conditions and requirements of the Credit Agreement are complied with and (3) immediately thereafter no Default or Event of Default exists. The Credit Agreement also requires compliance with Leverage Ratio, Fixed Charge Coverage Ratio, Risk-Based Capital Ratio and Combined Statutory Surplus requirements.

As of December 31, 2001, PXRE Reinsurance held an investment whose value exceeded the applicable limit under the Credit Agreement, which absent a waiver, would have resulted in an Event of Default under the Credit Agreement. In the Second Amendment, the Lenders agreed to waive this violation until May 1, 2002 in order to allow PXRE Reinsurance an opportunity to cure this violation. In this regard, PXRE Reinsurance owns certain fixed rate secured notes, due September 10, 2010, issued by FSL Funding Ltd. As of December 31, 2001, the value of these notes was $22 million. Under 7.5(viii)(c) of the Credit Agreement, the aggregate investment in any single non-U.S. Government guaranteed investment that may be held by PXRE Reinsurance is limited to 5% of its Average Combined Invested Assets (as defined in the Credit Agreement), which was $ 21.1 million at December 31, 2001.

Under the Amended Credit Agreement, the definition of Fixed Charge Coverage Ratio has been amended to provide credit for the capital infusion resulting from the Preferred Stock Investment and the Fixed Charge Coverage Ratio is reduced from 1.5 to 1, to 1.25 to 1 at March 31, 2002 and June 30, 2002 and 1.3 to 1 at September 30, 2002 and December 31, 2002.

The Credit Agreement enumerates various Events of Default, including but not limited to, if: (1) any Person or group becomes the "beneficial owner" of securities of the Company representing 20% or more of the combined voting power of the then outstanding securities of the Company ordinarily having the right to vote in the election of directors; or (2) the Board of Directors of the Company ceases to consist of a majority of the individuals who constituted the Board as of the date of the Credit Agreement or who subsequently become members after having been nominated, or otherwise approved in writing, by at least a majority of individuals who constituted the Board as of the date of the Credit Agreement (or their approved replacements).

On January 29, 1997, PXRE Capital Trust I ("PXRE Capital Trust"), a Delaware statutory business trust and a wholly-owned subsidiary of PXRE Delaware, issued $100 million principal amount of its 8.85% TRUPS 'sm' due February 1, 2027 in an institutional private placement. Proceeds from the sale of these securities were used to purchase PXRE Delaware's 8.85% Junior Subordinated Deferrable Interest Debentures due February 1, 2027 (the "Subordinated Debt Securities"). On April 23, 1997, PXRE Delaware and PXRE Capital Trust completed the registration with the Securities and Exchange Commission of an exchange offer for these securities and the securities were exchanged for substantially similar securities (the "Capital Securities"). Distributions on the Capital Securities (and interest on the related Subordinated Debt Securities) are payable semi-annually, in arrears, on February 1 and August 1 of each year, commencing August 1, 1997. Minority interest expense, including amortization of debt offering costs, for 2001 in respect of the Capital Securities (and related Subordinated Debt Securities) amounted to $8.9 million. On or after February 1, 2007, PXRE Delaware has the right to redeem the Subordinated Debt Securities, in whole at any time or in part from time to time, subject to certain conditions, at call prices of 104.180% at February 1, 2007, declining to 100.418% at February 1, 2016, and 100% thereafter. PXRE Delaware has the right, at any time, subject to certain conditions, to defer payments of interest on the Subordinated Debt Securities for Extension Periods (as defined in the applicable indenture), each not exceeding 10 consecutive semi-annual periods; provided that no Extension Period may extend beyond the maturity date of the Subordinated Debt Securities. As a consequence of PXRE Delaware's extension of any interest payment period on the Subordinated Debt Securities, distributions on the Capital Securities would be deferred (though such distributions would continue to accrue interest at a rate of 8.85% per annum compounded semi-annually). In the event that PXRE Delaware exercises its right to extend an interest payment period, then during any Extension Period, subject to certain exceptions, (i) PXRE Delaware may not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock or rights to acquire such capital stock or make any guarantee payments (subject to specified exceptions) with respect to the foregoing, and (ii) PXRE Delaware may not make any payment of interest on, or principal of (or premium, if any, on), or repay, repurchase or redeem, any debt securities issued by PXRE Delaware which rank pari passu with or junior to the Subordinated Debt Securities. Upon the termination of any Extension Period and the payment of all amounts then due, PXRE Delaware may commence a new Extension Period, subject to certain requirements.

We believe that the TRUPS are currently trading at an attractive price. In order to take advantage of this opportunity, we may cause one or more of our subsidiaries to purchase some of the outstanding TRUPS and to hold them for investment purposes. If consummated, such a purchase is not expected to be treated as a redemption.

PXRE Delaware files U.S. income tax returns for itself and all of its direct or indirect subsidiaries that satisfy the stock ownership requirements for consolidation (collectively, the "Subsidiaries"). PXRE Delaware is party to an Agreement Concerning Filing of Consolidated Federal Income Tax Returns (the "Tax Allocation Agreement") pursuant to which each U.S. Subsidiary makes tax payments to PXRE Delaware in an amount equal to the federal income tax payment that would have been payable by such Subsidiary for such year if it had filed a separate income tax return for such year. PXRE Delaware is required to provide for payment of the consolidated federal income tax liability for the entire group. If the aggregate amount of tax payments made in any tax year by a U.S. Subsidiary is less than (or greater than) the annual tax liability for such Subsidiary on a stand-alone basis for such year, such Subsidiary will be required to make up such deficiency to PXRE Delaware (or will be entitled to receive a credit if payments exceed the separate return tax liability of the Subsidiary).

Investments

As of December 31, 2001, 73.4% of our investment portfolio, at fair value, consisted of bonds and short-term investments with fixed maturities.

At December 31, 2001, 90.0% of the fair value of our bond portfolio was in obligations rated "A1" or "A" or better by Moody's or S&P, respectively. Mortgage and asset-backed securities accounted for 13.3% of fixed maturities based on fair value at December 31, 2001. The average market yield to maturity of our bond portfolio at December 31, 2001 and 2000, was 4.5% and 5.9%, respectively.

We had no direct investments in real estate or commercial mortgage loans as of December 31, 2001.

Fixed maturity and equity investments are reported at fair value, with the net unrealized gain or loss, net of tax, reported as a separate component of shareholders' equity. At December 31, 2001, an after-tax unrealized gain of $0.5 million ($0.04 book value per share) was included in shareholders' equity.

Non-hedge fund short-term investments are carried at amortized cost, which approximates fair value. Our short-term investments, principally high-grade commercial paper, marketable fixed income securities and hedge fund investments which invest primarily in marketable fixed income securities, were $170.2 million at December 31, 2001, compared to $71.5 million at December 31, 2000. The amount of short-term investments was increased to raise cash in preparation for paying claims related to the September 11th terrorist attacks.

A principal component of our investment strategy is investing a significant portion of our invested assets in a diversified portfolio of hedge funds. At December 31, 2001, total hedge fund investments amounted to $115.6 million (including $16.7 million in short-term investments mentioned above), representing 11.5% of December 31, 2001 total assets. As at December 31, 2001, hedge fund investments with fair values ranging from $0.8 to $16.7 million were administered by nineteen managers. Four of the managers are affiliated with Mariner Investment Group ("Mariner").

Our hedge fund managers invest in a variety of markets utilizing a variety of strategies, generally through the medium of private investment companies or other entities. Criteria for the selection of hedge fund managers include, among other factors, the historical performance and/or recognizable prospects of the particular manager and a substantial personal investment by the manager in the investment program. However, managers without past trading histories or substantial personal investment may also be considered. Generally, our hedge fund managers may be compensated or receive profit participations on terms that may include fixed and/or performance-based fees or profit participations.

Through our hedge fund managers, we may invest or trade in any securities or instruments including, but not limited to, U.S. and non-U.S. equities and equity-related instruments, currencies, commodities and fixed-income and other debt-related instruments and derivative instruments. Hedge fund managers may use both over-the-counter and exchange traded instruments (including derivative instruments such as swaps, futures and forward agreements), trade on margin and engage in short sales. Substantially all strategies hedge fund managers are expected to adopt employ leverage, to varying degrees, which magnifies both the potential for gain and the exposure to loss, which may be substantial. Leverage may be obtained through margin arrangements, as well as repurchase, reverse repurchase, securities lending and other techniques. Trades may be on or off exchanges and may be in thinly traded securities or instruments, which creates the risk that attempted purchases or sales may adversely affect the price of a particular investment or its liquidation and may increase the difficulty of valuing particular positions.

While we seek capital appreciation with respect to our hedge fund investments, we are also concerned with preservation of capital. For that reason, our hedge fund portfolio is designed to take advantage of broad market opportunities and diversify risk. Nevertheless, our investment policies with respect to our hedge fund investments generally do not restrict us from participating in particular markets, strategies or investments. In fact, our hedge fund investments may generally be deployed and redeployed in whatever investment strategies are deemed appropriate under prevailing economic and market conditions in an attempt to achieve capital appreciation, including, if appropriate, a concentration of investments in a relatively small group of strategies or hedge fund managers. Accordingly, the identity and number of hedge fund managers is likely to change over time.

Mariner, as investment advisor, allocates assets to the hedge fund managers. Mariner monitors hedge fund performance and periodically reallocates assets in its discretion. Mariner is familiar with a number of hedge fund investment strategies utilized by our hedge fund managers. Mariner has invested in some of these strategies and has a varying level of knowledge of others. New strategies, or strategies not currently known to Mariner, may come to Mariner's attention and may be adopted from time to time.

As at December 31, 2001, our investment portfolio also included $19.1 million of mezzanine bond and equity limited partnership investments at fair values, with values ranging from $1.7 million to $8.5 million and remaining aggregate cash call commitments in respect of such investments of $1.7 million.

Hedge funds and other limited partnership investments are accounted for under the equity method or as part of a trading portfolio. Total investment income for the twelve months ended December 31, 2001, included $10.6 million attributable to hedge funds and other limited partnership investments.

Our hedge fund and other privately held securities program should be viewed as exposing us to the risk of substantial losses, which we seek to reduce through our multi-asset and multi-management strategy. There can be no assurance, however, that this strategy will prove to be successful.

Liquidity

The primary sources of liquidity for our principal operating subsidiaries are net cash flow from operating activities (including interest income from investments), the maturity or sale of investments, borrowings, capital contributions and advances. Funds are applied primarily to the payment of claims, operating expenses, income taxes and to the purchase of investments. Premiums are typically received in advance of related claim payments.

Net cash flow provided by operations was $25.1 million in 2001 compared to $24.3 million used by operations in 2000 due to the effects of timing of collection of receivables and reinsurance recoverables and payments of losses.

Dividends declared in 2001 to shareholders were $2.9 million compared to $2.8 million in 2000. The expected annual dividend based on shares outstanding at December 31, 2001 is approximately $2.8 million.

Book value per common share was $20.20 at December 31, 2001.

In December 1999, we announced a stock repurchase program of up to 1,000,000 shares. We had approximately 11,873,000 common shares outstanding as of December 31, 2001. No share repurchases were made in 2001 except in connection with tax withholding on the vesting of employee stock option or restricted stock plans.

We may be subject to gains and losses resulting from currency fluctuations because substantially all of our investments are denominated in U.S. dollars, while some of our net liability exposure is in currencies other than U.S. dollars. We hold, and expect to continue to hold, currency positions and have made, and expect to continue to make, investments denominated in foreign currencies to mitigate, in part, the effects of currency fluctuations on our results of operations. Currency holdings and investments denominated in foreign currencies do not constitute a material portion of our investment portfolio and, in the opinion of our management, are sufficiently liquid for our needs.

In connection with the capitalization of PXRE Lloyd's Syndicate 1224, PXRE Reinsurance has placed on deposit $36.4 million par value of agency debenture municipal securities and $11.5 million in money market funds as collateral for Lloyd's. Cash and invested assets amounting to $15.4 million at December 31, 2001, are restricted from being paid as a dividend through June, 2003.

Other commitments include (a) letters of credit amounting to $20.6 million, with securities pledged as collateral amounting to $20.8 million (b) securities with a par value of $9.1 million on deposit with various state insurance departments in order to comply with insurance laws and (c) securities with a fair value of $12.9 million deposited into a trust for the benefit of a cedent in connection with a finite reinsurance transaction.

In September 1997, we and Phoenix Home Life formed a joint venture, Cat Bond Investors L.L.C. ("Cat Bond"), with initial committed capital of $20 million. The joint venture specializes in investing in instruments, the returns on which are determined, in whole or in part, by the nature, magnitude and/or effects of certain catastrophe events or meteorological conditions. Cat Bond ceased investing in new transactions in 1999. It has one remaining transaction open, which is expected to settle in November 2002.

In 2001, we entered into a joint venture agreement, dated June 2001 (the "JV Agreement"), with BF&M Properties Limited to form a Bermuda corporation, Barr's Bay Properties Limited ("Barr's Bay"). Barr's Bay was formed to construct an office building in Hamilton, Bermuda, in which we will have the option to lease office space for 3 consecutive five-year terms. We own 40% of the outstanding shares of Barr's Bay. Pursuant to the JV Agreement, we have agreed to lend up to $7 million to Barr's Bay to finance the construction of the subject office building. Such loans will be secured by a first mortgage on the property.

For other future commitments that affect liquidity, see the Credit Agreement and cash call commitments discussed above.

All amounts classified as reinsurance recoverable at December 31, 2001 are considered by our management to be collectible in all material respects.

In January of 2000, we entered into an insurance contract outside of our normal businesses under which we guaranteed performance of a minority portion of the debt of an unrelated company, Mariner Structured Products Sub-2, Ltd. ("MSP") for the benefit of a syndicate of lenders led by Bank of America, N.A. The maximum exposure under this policy is $4.0 million. MSP's debt is expected to be outstanding for at least six more years. No payments have been made or are contemplated under this policy. The owner of MSP is a hedge fund managed by Mariner. The portion of MSP's debt not guaranteed by us is guaranteed by Select Re.

Market Risk

We are exposed to market risks that are principally interest rate and credit risks. The potential for losses from changes in interest rates with respect to our investments, borrowings, and a related interest rate swap exists. We are exposed to potential losses from changes in probability of default with respect to our investments. However, we believe our exposure to foreign exchange risk is not material with respect to our fixed income portfolio.

Our risk management strategy is to accept certain levels of market risks, principally through our investment activities, in order to offset our insurance exposures that may be considered actuarial rather than financial. The objectives of our investment activities are to generate the required return from selected market sectors, that do not correlate with underwriting risk, and limit our exposures to market risks that may prevent us from servicing our insurance obligations. Our Board of Directors approves investment guidelines and the selection of external investment advisers who manage our portfolios. The investment managers make tactical investment decisions within the established guidelines. Management monitors the external advisers through written reports that are reviewed and approved by the Board of Directors or committee thereof. Management also manages diversification strategies across the portfolios in order to limit our potential loss from any single market risk. The performance and risk profiles of the portfolio are reported in various forms throughout the fiscal year to management, the Board of Directors, rating agencies, regulators, and to stockholders.

Our investment portfolio is summarized in Item 14, Notes to the Financial Statements, Item 7, Management's Discussion and Analysis and Item 1, Business.

Interest Rate Risk

Our principal fixed maturity market risk exposure is to changes in U.S. interest rates. Changes in interest rates may affect the fair value of our fixed-maturity portfolio, borrowings (bank debt and trust preferred) and a related interest rate swap. Our holdings subject us to exposures in the treasury, municipal, and various asset-backed sectors. These sectors consist primarily of investment grade securities whose fair value is subject to interest rate, credit and prepayment risk. All fixed maturity investment positions are long with no "short" or derivative positions.

Our investments in emerging market debt securities are subject to interest rate risk which is included in the analysis below. During 1999 and 2000, we substantially reduced our investment in emerging market debt securities, and at December 31, 2001 such securities represent less than 1.7% of the fixed maturity portfolio. Therefore, the level of credit exposure associated with these securities has been substantially reduced.

We believe that reinsurance receivables and payables do not expose us to significant interest rate risk and are excluded from the analysis below.

In order to measure our exposure to changes in interest rates a sensitivity analysis was performed. Potential loss is measured as a change in fair value. The fair value of the fixed maturity portfolio, borrowings and related interest rate swap at year-end was remeasured from the fair values reported in the financial statements assuming a 10% increase in interest rates using a Salomon Analytics "Yield Book." The potential loss in fair value due to interest rate exposure was estimated at $3.1 million at December 31, 2001 and $1.7 million at December 31, 2000. This net exposure has increased due to the reduction in value of borrowings and the offsetting effect that interest rates have on them compared to investments.

The estimated potential loss is net of prepayment risk associated with the mortgage-related securities. The mortgage sector represents 6% of the portfolio at year-end. The estimate assumes a similar change in fair value across security sectors with no adjustment for change in value due to credit risk. The interest rate risk related to the short-term investments is not material. The average maturity of these investments is under one year.

Credit Risk

As of December 31, 2001, 73.4% of our investment portfolio, at fair value, consisted of fixed maturities and short-term investments with fixed maturities. At December 31, 2001, 90.0% of the fair value of our long-term fixed maturities portfolio was in obligations rated "A1" or "A" or better by Moody's or S&P, respectively. The average value of our fixed maturity investments decreased 17.6% from $3.1 million at year end 2000 to $2.6 million at year end 2001. Non-agency mortgage and asset-backed securities accounted for 4.1% of fixed maturities based on fair value at December 31, 2001. We significantly reduced our investments in emerging market securities in 1999 and 2000, and have limited fixed income investment holdings not traded on a recognized exchange.

Foreign Exchange Risk

Our exposure to foreign exchange risk from our foreign denominated securities is not material. Only a small portion of our investment portfolio is denominated in currencies other than U.S. dollars. Additionally, the carrying value of certain receivables and payables denominated in foreign currencies are carried at fair value. For these reasons, these items have been excluded from the market risk disclosure. We may, however, be exposed to material foreign exchange risks in the event that a significant non-U.S. catastrophe event occurs.

Equity Price Risk

We are exposed to minimal equity price risk in the form of a limited number of equity investments. At December 31, 2001, equity investments amounted to $0.7 million. Based on a 10% decrease in equity prices the potential loss in fair value is estimated to be $0.1 million and $1.6 million at December 31, 2001 and 2000, respectively. The decrease reflects the reduction in the size of the equity portfolio at December 31, 2001. In addition, in 2001, we maintained an equity-trading portfolio with a fair value of approximately $25.8 million as of December 31, 2001, which, based on a 10% decrease in fair value, represented a potential loss in fair value of $2.6 million. Our equity-trading portfolio, however, was liquidated during the first quarter of 2002.

Diversification Benefit

Our risk management strategy includes investments that are expected to reflect offsetting changes in fair value in response to various changes in market risks.

We also hold other investments that are excluded from this disclosure that are expected to provide positive returns under most market conditions representing adverse changes in interest rates and other market factors (See Note 3 of Notes to Consolidated Financial Statements).

Income Taxes

We recognized a tax benefit of $4.5 million in 2001 compared to a benefit of $12 million in 2000. The tax benefit in 2001 differed from the statutory rate primarily due to the mix of business in the U.S. and Bermuda, underwriting losses, tax exempt income and the dividends received deduction. The tax benefit reported in 2000 differed from the statutory rate for similar reasons as in 2001.

Contingencies

In May 1999, PXRE Delaware entered into weather option agreements with two counterparties. In April 2000, these counterparties submitted invoices to PXRE Delaware in the aggregate sum of $8.3 million seeking payment under the weather option agreements, which invoices have been paid. PXRE Delaware insured its obligations under these weather option agreements through two Commercial Inland Marine Weather Insurance Policies issued by Terra Nova Insurance Company Limited ("Terra Nova"). PXRE Delaware submitted claims under these policies to Terra Nova in April 2000. Terra Nova has denied coverage, contending that its Managing General Agent had no authority to issue these policies. PXRE Delaware disagrees with Terra Nova's denial and has filed suite against Terra Nova in the United States District Court for the District of New Jersey. Both parties submitted motions of summary judgment, and the court denied both motions in an order dated as of January 18, 2002. The trial of this matter is expected to occur during the third quarter of 2002. The aggregate sum of $8.3 million is included in Other Assets; management has concluded that it is realizable and that no valuation allowance is necessary.

Cautionary Statement Regarding Forward-Looking Statements

This report contains various forward-looking statements and includes assumptions concerning our operations, future results and prospects. Statements included herein, as well as statements made by or on our behalf in press releases, written statements or other documents filed with the Securities and Exchange Commission, or in our communications and discussions with investors and analysts in the normal course of business through meetings, phone calls and conference calls, which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934 as amended. These forward-looking statements, identified by words such as "intend," "believe," "anticipate," or "expects" or variations of such words or similar expressions are based on current expectations and are subject to risk and uncertainties. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this report should not be considered as a representation by us or any other person that our objectives or plans will be achieved. We caution investors and analysts that actual results or events could differ materially from those set forth or implied by the forward-looking statements and related assumptions, depending on the outcome of certain important factors including, but not limited to, the following:

(i) significant catastrophe losses or losses under other coverages, the timing and extent of which are difficult to predict;

(ii) changes in the level of competition in the reinsurance or primary insurance markets that impact the volume or profitability of business (these changes include, but are not limited to, the intensification of price competition, the entry of new competitors, existing competitors exiting the market and competitors' development of new products);

(iii) the lowering or loss of one of the financial or claims paying ratings of ours or one or more of our subsidiaries;

(iv) changes in the demand for reinsurance, including changes in the amount of risk that our clients elect to maintain for their own account;

(v) risks associated with the termination and run-off of our diversification initiatives;

(vi) adverse development on loss reserves related to business written in current and prior years;

(vii) lower than estimated retrocessional recoveries on unpaid losses, including the effects of losses due to a decline in the creditworthiness of our retrocessionaires;

(viii) increases in interest rates, which cause a reduction in the market value of our interest rate sensitive investments, including our fixed income investment portfolio and potential underperformance in our finite coverages;

(ix) decreases in interest rates causing a reduction of income earned on net cash flow from operations and the reinvestment of the proceeds from sales, calls or maturities of existing investments and shortfalls in cash flows necessary to pay fixed rate amounts due to finite contract counterparties;

(x) market fluctuations in equity securities and with respect to our portfolio of hedge funds and other privately held securities: leverage, concentration of investments, lack of liquidity, market fluctuations and direction (including as a result of interest rate fluctuations and direction, with respect to price levels and volatility thereof), currency fluctuations, credit risk, yield curve risk, spread risk between two or more similar securities, political risk, counterparty risk and risks relating to settlements on foreign exchanges;

(xi) foreign currency fluctuations resulting in exchange gains or losses;

(xii) changes in the composition of our investment portfolio;

(xiii) a contention by the United States Internal Revenue Service that the Company or our offshore subsidiaries are subject to U.S. taxation;

(xiv) changes in tax laws, tax treaties, tax rules and interpretations; and

(xv) changes in management's evaluation of potential Year 2000 exposures emanating from our reinsurance business.

In addition to the factors outlined above that are directly related to our business, we are also subject to general business risks, including, but not limited to, adverse state, federal or foreign legislation and regulation, adverse publicity or news coverage, changes in general economic factors and the loss of key employees. The factors listed above should not be construed as exhaustive.

We undertake no obligation to release publicly the results of any future revisions we may make to forward looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Consolidated Statements of Operations and Comprehensive Income

	Years Ended December 31,	2001	2000	1999
Revenues	Net premiums earned	$162,125,059	$160,205,927	$128,503,110
	Net investment income	30,036,040	30,036,808	47,172,616
	Net realized investment gains (losses)	4,023,458	3,190,857	(3,765,816)
	Management fees	5,785,658	5,483,689	3,590,337
		201,970,215	198,917,281	175,500,247
Losses and Expenses	Losses and loss expenses incurred	151,703,025	137,764,938	159,259,413
	Commissions and brokerage	30,350,016	34,898,983	27,701,644
	Other operating expenses	29,606,408	35,406,799	30,052,310
	Interest expense	4,423,493	4,777,795	3,915,098
	Minority interest in consolidated subsidiary	8,877,477	8,875,239	8,790,106
		224,960,419	221,723,754	229,718,571
	Loss before income taxes and cumulative effect of accounting change	(22,990,204)	(22,806,473)	(54,218,324)
	Income tax benefit	4,703,959	12,006,500	12,774,971
	Loss before cumulative effect of accounting change	(18,286,245)	(10,799,973)	(41,443,353)
	Cumulative effect of accounting change, net of tax expense (benefit) of $171,959, $0, and $(374,381), respectively	319,353	0	(695,278)
	Net loss	$ (17,966,892)	$ (10,799,973)	$ (42,138,631)
Comprehensive Income	Other comprehensive loss, net of tax:			
	Net unrealized appreciation (depreciation) on investments	492,681	6,682,855	(6,758,255)
	Net unrealized depreciation on cash flow hedge	(722,298)	0	0
	Comprehensive loss	$ (18,196,509)	$ (4,117,118)	$ (48,896,886)
Per Share	Basic:			
	Net loss before cumulative effect of accounting change	$ (1.58)	$ (0.95)	$ (3.58)
	Cumulative effect of accounting change	0.03	0.00	(0.06)
	Net loss	$ (1.55)	$ (0.95)	$ (3.64)
	Average shares outstanding	11,578,219	11,393,652	11,568,494
	Diluted:			
	Net loss before cumulative effect of accounting change	$ (1.58)	$ (0.95)	$ (3.58)
	Cumulative effect of accounting change	0.03	0.00	(0.06)
	Net loss	$ (1.55)	$ (0.95)	$ (3.64)
	Average shares outstanding	11,578,219	11,393,652	11,568,494

The accompanying notes are an integral part of these statements.

December 31,		2001	2000
Assets	Investments:		
	Available for sale:		
	Fixed maturities, available-for-sale, at fair value (amortized cost $218,635,000 and $281,474,000, respectively)	$ 219,482,012	$ 281,721,678
	Equity securities, at fair value (cost $650,000 and $16,396,000, respectively)	649,947	16,260,089
	Short-term investments		
	Hedge funds	16,736,629	23,364,843
	Non-hedge funds	153,503,260	48,103,034
	Trading securities		
	Hedge funds (cost $20,250,000 and $23,250,000, respectively)	25,764,453	27,819,800
	Limited partnerships, at equity		
	Hedge funds (cost $48,760,000 and $39,264,000, respectively)	73,068,447	58,570,720
	Non-hedge funds (cost $16,430,000 and $27,506,000, respectively)	19,140,869	30,251,802
	Total investments	508,345,617	486,091,966
	Cash	22,887,816	19,008,897
	Accrued investment income	4,149,115	5,010,538
	Receivables:		
	Unreported premiums	82,455,075	54,607,126
	Balances due from intermediaries and brokers, net	11,147,662	20,074,909
	Other receivables	20,175,542	23,498,041
	Reinsurance recoverable	262,114,615	117,196,459
	Ceded unearned premiums	18,163,476	13,764,781
	Deferred acquisition costs	7,312,164	9,697,003
	Current income tax recoverable	4,081,010	2,978,556
	Deferred tax asset	21,037,532	15,002,429
	Other assets	44,068,546	17,816,090
	Total assets	$1,005,938,170	$ 784,746,795
Liabilities	Losses and loss expenses	$ 453,705,152	$ 251,619,635
	Unearned premiums	46,334,848	49,548,368
	Debt payable	55,000,000	65,000,000
	Reinsurance balances payable	78,177,819	34,311,963
	Other liabilities	33,410,162	25,355,172
	Total liabilities	666,627,981	425,835,138
	Minority interest in consolidated subsidiary:		
	Company-obligated mandatorily redeemable capital trust pass-through securities of subsidiary trust holding solely a company-guaranteed related subordinated debt	99,530,064	99,525,376
Stockholders' Equity	Serial preferred stock, $1.00 par value – 10,000,000 shares authorized respectively; 0 shares issued and outstanding	0	0
	Common stock, $1.00 par value -- 50,000,000 shares authorized, 11,872,842 and 11,820,079 shares issued and outstanding, respectively	11,872,842	11,820,079
	Additional paid-in capital	175,405,548	175,014,314
	Accumulated other comprehensive income, net of deferred income tax benefit (expense) of $37,000 and $(39,000), respectively	(298,764)	(69,147)
	Retained earnings	55,472,622	76,301,524
	Restricted stock at cost (236,417 and 386,047 shares)	(2,672,123)	(3,680,489)
	Total stockholders' equity	239,780,125	259,386,281
	Total liabilities and stockholders' equity	$1,005,938,170	$ 784,746,795

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

	Preferred Stock	Common Stock	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income	Retained Earnings	Restricted Stock	Total Stockholders' Equity
Balance at December 31, 1998	$ 0	$ 149,382	$ 259,147,554	$ (61,420,025)	$ 6,253	$ 139,842,939	$(3,350,597)	$ 334,375,506
Net loss						(42,138,631)		(42,138,631)
Unrealized depreciation on investments, net					(6,758,255)			(6,758,255)
Increase in par value upon redomestication		11,501,792	(11,501,792)					0
Issuance of common stock		28,595	4,928,345					4,956,940
Repurchase of common stock				(17,169,725)				(17,169,725)
Cancellation of treasury stock			(78,697,992)	78,697,992				0
Issuance of restricted stock							(4,385,780)	(4,385,780)
Amortization of restricted stock							2,409,665	2,409,665
Dividends paid to common stockholders						(7,629,924)		(7,629,924)
Elimination of quarter lag in results of UK subsidiary						(141,764)		(141,764)
Other			(193,313)	(108,242)			62,506	(239,049)
Balance at December 31, 1999	0	11,679,769	173,682,802	0	(6,752,002)	89,932,620	(5,264,206)	263,278,983
Net loss						(10,799,973)		(10,799,973)
Unrealized appreciation on investments, net					6,682,855			6,682,855
Issuance of common stock		140,310	1,802,814					1,943,124
Repurchase/cancellation of common stock			(517,145)					(517,145)
Issuance of restricted stock							(1,276,445)	(1,276,445)
Amortization of restricted stock							2,632,357	2,632,357
Dividends paid to common stockholders						(2,831,123)		(2,831,123)
Other			45,843				227,805	273,648
Balance at December 31, 2000	0	11,820,079	175,014,314	0	(69,147)	76,301,524	(3,680,489)	259,386,281
Net loss						(17,966,892)		(17,966,892)
Unrealized appreciation on investments, net					492,681			492,681
Unrealized depreciation on cash flow hedge, net					(722,298)			(722,298)
Issuance of common stock		52,763	3,367,665					3,420,428
Repurchase/cancellation of common stock			(2,936,573)					(2,936,573)
Issuance of restricted stock							(1,641,926)	(1,641,926)
Amortization of restricted stock							2,404,040	2,404,040
Dividends paid to common stockholders						(2,862,010)		(2,862,010)
Other			(39,858)				246,252	206,394
Balance at December 31, 2001	$ 0	$11,872,842	$ 175,405,548	$ 0	$ (298,764)	$ 55,472,622	$(2,672,123)	$ 239,780,125

The accompanying notes are an integral part of these statements.

Years Ended December 31,		2001	2000	1999
Cash Flow from Operating Activities	Net loss	$ (17,966,892)	$ (10,799,973)	$ (42,138,631)
	Adjustments to reconcile net income to net cash provided (used) by operating activities:			
	Losses and loss expenses	202,085,517	(9,931,716)	158,958,959
	Unearned premiums	(7,612,215)	13,147,010	15,512,597
	Deferred acquisition costs	2,384,839	(1,887,032)	(3,687,368)
	Receivables	(19,024,679)	(10,580,718)	(29,151,184)
	Reinsurance balances payable	43,865,855	14,261,590	10,385,580
	Reinsurance recoverable	(144,918,154)	(10,494,153)	(70,627,866)
	Income tax recoverable	(5,285,417)	7,959,103	3,132,135
	Equity in earnings of limited partnerships	(10,628,716)	(9,495,048)	(23,608,098)
	Other	(17,804,304)	(6,511,284)	(1,263,685)
	Net cash provided (used) by operating activities	25,095,834	(24,332,221)	17,512,439
Cash Flows from Investing Activities	Cost of fixed maturity investments	(215,453,502)	(143,346,661)	(129,792,417)
	Fixed maturity investments matured/disposed	282,217,794	189,268,437	103,388,412
	Payable for securities	104,524	(2,076,481)	2,076,557
	Cost of equity securities	(3,834,223)	(24,235,314)	(9,835,512)
	Equity securities disposed	18,153,640	36,623,456	28,382,068
	Net change in short-term investments	(96,400,226)	(18,294,998)	12,717,651
	Other invested assets and trading portfolio disposed	31,893,718	23,769,726	30,391,215
	Other invested assets and trading portfolio purchased	(24,968,235)	(20,641,691)	(56,883,257)
	Net cash (used) provided by investing activities	(8,286,510)	41,066,474	(19,555,283)
Cash Flows from Financing Activities	Proceeds from issuance of common stock	1,104,443	686,943	505,795
	Cash dividends paid to common stockholders	(2,862,010)	(2,831,121)	(7,629,924)
	Repayment of debt	(10,000,000)	(10,000,000)	0
	Proceeds of debt	0	0	25,000,000
	Cost of stock repurchased	(1,172,838)	(316,218)	(17,215,460)
	Net cash (used) provided by financing activities	(12,930,405)	(12,460,396)	660,411
	Net change in cash	3,878,919	4,273,857	(1,382,433)
	Cash, beginning of period	19,008,897	14,735,040	16,117,473
	Cash, end of period	$ 22,887,816	$ 19,008,897	$ 14,735,040

The accompanying notes are an integral part of these statements.

Years Ended December 31, 2001, 2000 and 1999

1. Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements have been prepared in U.S. dollars in conformity with accounting principles generally accepted ("GAAP") in the United States of America. These statements reflect the consolidated operations of PXRE Group Ltd. (the "Company" or collectively with its various subsidiaries, "PXRE") and its wholly-owned subsidiaries, including PXRE Corporation ("PXRE Delaware"), PXRE Reinsurance Company ("PXRE Reinsurance"), PXRE Reinsurance Ltd. ("PXRE Bermuda"), PXRE Reinsurance (Barbados) Ltd. ("PXRE Barbados"), PXRE Solutions Inc. ("PXRE Solutions"), PXRE Direct Underwriting Managers, Inc., PXRE Trading Corporation, TREX Trading Corporation, Cat Fund L.P., PXRE Capital Trust I and PXRE Limited. All material intercompany transactions have been eliminated in preparing these consolidated financial statements.

The Company was formed in 1999 as part of the reorganization of PXRE Delaware, a Delaware corporation. Prior to the reorganization, PXRE Delaware was the ultimate parent holding company of the various PXRE companies and its common shares were publicly traded on the New York Stock Exchange. As a result of the reorganization, the Company became the ultimate parent holding company of PXRE Delaware and the holders of PXRE Delaware common stock automatically became holders of the same number of the Company's common shares. The reorganization was consummated at the close of business on October 5, 1999 and, on October 6, 1999, the Company's common shares began to trade on the New York Stock Exchange under the symbol PXT. The reorganization also involved the establishment of a Bermuda-based reinsurance subsidiary, PXRE Bermuda, operations in Barbados through PXRE Barbados and the formation of a reinsurance intermediary, PXRE Solutions.

During the fourth quarter of 2000, Transnational Insurance Company ("Transnational Insurance"), an excess and surplus lines carrier which had specialized in non-standard and excess property insurance risks, distributed substantially all of its assets and liabilities to PXRE Reinsurance and the remaining corporate shell was sold on December 21, 2000. The sale followed PXRE's withdrawal from the excess and surplus lines market in the first quarter of 2000. Net premiums earned on this business were not material in 1999 and 2000.

GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made for 2000 and 1999 to conform to the 2001 presentation.

Premiums Assumed and Ceded

Premiums on reinsurance business assumed are recorded as earned on a pro rata basis over the contract period based on estimated subject premiums. Adjustments based on actual subject premium are recorded once ascertained. The portion of premiums written relating to unexpired coverages at the end of the period is recorded as unearned premiums. Reinsurance premiums ceded are recorded as incurred on a pro rata basis over the contract period.

Assumed reinsurance and retrocessional contracts that do not both transfer significant insurance risk and result in the reasonable possibility that the Company or its retrocessionaires may realize a significant loss from the insurance risk assumed are accounted for as deposits with interest income or expense credited or charged to the contract deposits. These contract deposits are included in other assets and other liabilities in the Consolidated Balance Sheets.

Deferred Acquisition Costs

Acquisition costs consist of commission and brokerage expenses incurred in connection with contract issuance, net of acquisition costs ceded and management fees. These costs are deferred and amortized over the period in which the related premiums are earned. Deferred acquisition costs are reviewed to determine that they do not exceed recoverable amounts, after considering investment income.

Management Fees

Management fees are recorded as earned on a pro-rata basis over the contract period under various arrangements whereby PXRE acts as underwriting manager for other insurers and reinsurers. These fees are initially based on premium volume, but are adjusted in some cases through contingent profit commissions related to underwriting results measured over a period of years.

Liabilities for Losses and Loss Expenses

Liabilities for losses and loss expenses are established in amounts estimated to settle incurred losses. Losses and loss expense liabilities are based on individual case estimates provided for reported losses for known events and estimates of incurred but not reported losses. Losses and loss expense liabilities are necessarily based on estimates and the ultimate liabilities may vary from such estimates. Any adjustments to these estimates are reflected in income when known. Reinsurance recoverable on paid losses and reinsurance recoverable on unpaid losses are reported as assets. Reinsurance recoverable on paid losses represent amounts recoverable from retrocessionaires at the end of the period for gross losses previously paid. Provisions are established for all reinsurance recoveries which are considered doubtful.

In 2000, PXRE commenced assuming structured product contracts in PXRE Bermuda, which was a new line of business for PXRE. Such contracts may be recorded on a discounted basis. At December 31, 2001, reserves related to these contracts amounting to $3,875,000 were discounted by $325,000 at a rate of 5.06% over 18 years. At December 31, 2000, $4,491,000 of these reserves were discounted by $849,000 at a rate of 6% over 21 years.

Premiums on assumed retroactive contracts are earned when written with a corresponding liability established for the estimated loss the Company ultimately expects to pay-out. The initial loss is deferred and amortized into expense over the expected pay-out period using the interest method. Premiums on ceded retroactive contracts are earned when written with a corresponding reinsurance recoverable established for the amount of reserves ceded. The initial gain is deferred and amortized into income over the expected pay-out period using the interest method.

Investments

Fixed maturity investments and equity securities are considered available-for-sale or trading and are reported at fair value. Unrealized gains and losses associated with the available-for-sale portfolio, as a result of temporary changes in fair value during the period such investments are held, are reflected net of income taxes in stockholders' equity. Unrealized losses which are deemed other than temporary are charged to operations. Unrealized gains and losses associated with the trading portfolio, as a result of temporary changes in fair value during the period such investments are held, are recognized in investment income.

Short-term investments, which have an original maturity of one year or less, are carried at amortized cost which approximates fair value. Short-term investments also includes a limited partnership that invests primarily in marketable fixed income securities and provides for fund withdrawals upon 30 days notice; this partnership is reported under the equity method.

Investments in limited partnerships are reported under the equity method, which includes the cost of the investment and subsequent proportional share of the partnership earnings. Under the equity method, earnings are recorded in investment income. Realized gains or losses on disposition of investments are determined on the basis of specific identification. The amortization of premiums and accretion of discount for fixed maturity investments is computed utilizing the interest method. The effective yield under the interest method is adjusted for anticipated prepayments.

Fair Value of Financial Instruments

Fair values of certain assets and liabilities are based on published market values, if available, or estimates based upon fair values of similar issues. Fair values are reported in Notes 3 and 4.

Debt Issuance Costs

Debt issuance costs associated with the issuance of $100 million 8.85% Capital Trust Pass-through Securities 'sm' (TRUPS 'sm') and the issuance of a note under a $75 million Credit Agreement are being amortized over the term of the related outstanding debt using the interest method.

Foreign Exchange

Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Resulting gains and losses are reflected in income for the period.

Federal Income Taxes

Deferred tax assets and liabilities reflect the expected future tax consequences of temporary differences between carrying amounts and the tax bases of PXRE's assets and liabilities.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income consists of the change in the net unrealized appreciation or depreciation of investments and a cash flow hedge, net of tax.

Earnings Per Share

Basic earnings per share are determined by dividing net earnings by the weighted average number of common shares outstanding. On a diluted basis both net earnings and shares outstanding are adjusted to reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity, unless the effect of the assumed conversion is anti-dilutive.

Stock-Based Compensation

PXRE accounts for its stock options in accordance with the provisions of Accounting Principles Board Opinion No. 25.

Reporting Year for U.K. Operations

In 1999, PXRE changed the reporting period for its U.K. operations from a fiscal year ending September 30 to a calendar year ending December 31. The results of operations for the period from October 1, 1998 to December 31, 1998 amounted to a loss of approximately $140,000. This loss was charged to retained earnings during 1999 in order to report only 12 months' operating results.

Organizational and Start-Up Costs

Commencing in 1999, PXRE adopted Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" issued by the American Institute of Certified Public Accountants. This statement requires that companies expense organizational and start-up costs as incurred, and that initial application be reported as the cumulative effect of a change in accounting principle. As a result, PXRE expensed $695,000 of such expenses, net after tax, in 1999.

Accounting for Derivative Instruments and Hedging Activities

The Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" which establishes accounting and reporting standards for derivative instruments, including certain instruments embedded in other contracts. Accordingly, all derivatives are recognized as either assets or liabilities in the balance sheet and measured at fair value. Gains or losses from changes in the derivative values are accounted for based on how the derivative was used and whether it qualifies for hedge accounting.

During the first quarter of 2001, PXRE adopted SFAS No. 133. The cumulative effect of adoption was income of $319,000, net of tax.

2. Underwriting Programs

Premiums written and earned for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Premiums written			
Assumed	$ 290,213,181	$ 268,924,177	$ 218,507,032
Direct	0	65,389	2,842,139
Gross premiums written	290,213,181	268,989,566	221,349,171
Ceded premiums written	(135,735,007)	(96,288,479)	(82,504,050)
Net premiums written	$ 154,478,174	$ 172,701,087	$ 138,845,121

	2001	2000	1999
Premiums earned			
Assumed	$ 293,431,185	$ 259,760,642	$ 198,342,728
Direct	10,551	1,527,053	2,113,403
Ceded	(131,316,677)	(101,081,768)	(71,953,021)
Net premiums earned	$ 162,125,059	$ 160,205,927	$ 128,503,110

Premiums written were assumed principally through reinsurance brokers or intermediaries. In 2001, 2000 and 1999 four reinsurance intermediaries individually accounted for more than 10% of gross premiums written, and collectively accounted for approximately 60%, 56% and 43% of gross premiums written, respectively.

Included in ceded premiums written are $57,971,000, $48,931,000 and $29,466,000 of premiums ceded in 2001, 2000 and 1999, respectively to a reinsurer, Select Reinsurance Ltd., whose Board of Directors includes PXRE's Chief Executive Officer and an Executive Vice-President, both of whom are shareholders of the reinsurer. Net assets due from the reinsurer at December 31, 2001, are $102,037,000, of which $82,140,000 are secured by a trust agreement and funds held. PXRE also purchases retrocessional coverage for its own protection, depending on market conditions. In the event that retrocessionaires are unable to meet their contractual obligations, PXRE would be liable for such defaulted amounts.

Activity in the net losses and loss expense liability for the years ended December 31, 2001, 2000 and 1999 is as follows:

	2001	2000	1999
Net balance at January 1	$ 155,503,178	$ 160,516,230	$ 69,242,352
Adjustment to eliminate quarter lag on U.K. subsidiary	0	0	(1,677,526)
Incurred related to:			
Current year	133,851,543	79,534,035	139,478,230
Prior years	17,851,482	58,230,903	19,781,183
Total incurred	151,703,025	137,764,938	159,259,413
Paid related to:			
Current year	46,961,138	14,708,791	17,855,659
Prior years	52,504,584	131,643,666	48,452,350
Total paid	99,465,722	146,352,457	66,308,009
Net asset related to retroactive reinsurance assumed	58,048	3,574,467	0
Net balance at December 31	207,798,529	155,503,178	160,516,230
Reinsurance recoverable on unpaid losses and loss expenses	245,906,623	96,116,457	101,035,123
Gross balance at December 31	$ 453,705,152	$ 251,619,635	$ 261,551,353

As a result of changes in estimates of insured events in prior years, the provision for losses and loss expenses experienced deficiencies of $17,851,000 on a net basis in 2001, primarily due to strengthening of reserves in casualty, marine and aerospace lines of business and development on a number of significant catastrophes. Net losses and loss expenses were unfavorably affected by an increase to reserves of $58,231,000 in 2000 primarily due to French Storms Lothar and Martin and unfavorably impacted by an increase to reserves of $19,781,000 in 1999.

3. Investments

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of investments in fixed maturities and equity securities as of December 31, 2001 and 2000 are shown below:

2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
United States government securities	$ 48,556,940	$ 50,848	$ 194,871	$ 48,412,917
Foreign government securities	5,611,129	0	255,829	5,355,300
United States government sponsored agency and mortgaged-backed securities	53,564,163	969,922	0	54,534,085
Other mortgage and asset-backed securities	20,589,497	112,444	82,367	20,619,574
Obligations of states and political subdivisions	33,235,092	1,841,931	6,376	35,070,647
Public utilities and industrial and miscellaneous securities	57,078,018	127,454	1,715,983	55,489,489
Total fixed maturities	$ 218,634,839	$ 3,102,599	$ 2,255,426	$ 219,482,012
Equity securities	$ 649,947	$ 0	$ 0	$ 649,947

2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
United States government securities	$ 48,756,503	$ 327,586	$ 325,403	$ 48,758,686
Foreign government securities	5,600,384	0	942,404	4,657,980
United States government sponsored agency and mortgage-backed securities	32,750,818	73,193	165,058	32,658,953
Other mortgage and asset-backed securities	66,292,166	1,104,170	227,785	67,168,551
Obligations of states and political subdivisions	78,359,519	2,645,971	121,964	80,883,526
Public utilities and industrial and miscellaneous securities	49,714,409	176,277	2,296,704	47,593,982
Total fixed maturities	$ 281,473,799	$ 4,327,197	$ 4,079,318	$ 281,721,678
Equity securities	$ 16,395,580	$ 0	$ 135,491	$ 16,260,089

There was one investment, other than in the U.S. government and agency sectors, which exceeded 10% of stockholders' equity at December 31, 2001 and 2000, amounting to 10.4% and 10.2%, respectively.

Included in other comprehensive income in 2001 is $493,000 of net unrealized appreciation on investments which includes $4,758,000 of unrealized net gains arising during the year less $4,023,000 of reclassification adjustments for net gains, included in net income.

Proceeds, gross realized gains, and gross realized losses from sales of fixed maturity investments before maturity date or securities that prepay and from sales of equity securities were as follows:

	2001	2000	1999
Proceeds from Sale			
Fixed maturities	$ 279,217,794	$ 186,380,495	$ 86,040,075
Equity securities	$ 18,153,640	$ 36,623,456	$ 28,382,068
Gross Gains			
Fixed maturities	$ 7,307,102	$ 222,669	$ 1,936,898
Equity securities	101,224	4,999,134	4,307,178
Other	211,063	405,260	3,661,831
	7,619,389	5,627,063	9,905,907
Gross Losses			
Fixed maturities	(1,814,768)	(1,504,800)	(6,316,161)
Equity securities	(1,200,608)	(929,848)	(687,055)
Other	(580,555)	(1,558)	(6,668,507)
	(3,595,931)	(2,436,206)	(13,671,723)
Net realized gains (losses)	$ 4,023,458	$ 3,190,857	$ (3,765,816)

Included in gross losses is the realized loss on the other than temporary write down of an equity security and a fixed maturity bond in technical default for 2001 in the amount of $750,000 and $1,642,000, respectively.

The components of net investment income were as follows:

	2001	2000	1999
Fixed maturity investments	$ 16,331,148	$ 18,207,003	$ 19,096,242
Equity securities	269,411	1,054,802	1,282,199
Short-term investments	6,736,441	3,154,791	1,984,366
Hedge funds and other limited partnerships	10,628,716	9,629,676	25,703,702
	33,965,716	32,046,272	48,066,509
Less investment expenses	1,709,458	2,009,464	893,893
Less interest expenses on funds held	2,220,218	0	0
Net investment income	$ 30,036,040	$ 30,036,808	$ 47,172,616

Investment expenses principally represent fees paid to Phoenix Investment Partners, Ltd., a subsidiary of Phoenix Life Insurance Company (formerly Phoenix Home Life Mutual Insurance Company) which owned 9.5%, 9.6% and 7.8% of the outstanding common stock of PXRE at December 31, 2001, 2000 and 1999, respectively, and fees paid to Mariner Investment Group. The sole shareholder of Mariner Investment Group is the Chairman and a founding shareholder of Select Reinsurance Ltd. which owned approximately 9.4%, 9.4% and 9.5% of the outstanding common stock of PXRE at December 31, 2001, 2000, and 1999, respectively.

Investment Maturity Distributions

The amortized cost and estimated fair value of fixed maturity investments at December 31, 2001 by contractual maturity date is shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Fixed Maturity	Amortized Cost	Estimated Fair Value
One year or less	$ 3,785,871	$ 3,964,571
Over 1 through 5 years	73,816,228	75,080,356
Over 5 through 10 years	93,720,618	93,141,480
Over 10 through 20 years	1,997,777	2,254,498
Over 20 years	16,166,143	15,809,031
United States government agency and other mortgage and asset-backed securities	29,148,202	29,232,076
Total	$ 218,634,839	$ 219,482,012

In addition to fixed maturities, PXRE held $153,503,000 and $48,103,000 of non-hedge short-term investments at December 31, 2001 and 2000, respectively, comprised principally of high-grade commercial paper, U.S. Treasury bills and other investments with original maturities of one year or less.

PXRE also held $115,569,000 and $109,755,000 of limited partnership hedge funds and trading portfolio assets including Mariner funds at December 31, 2001 and 2000, respectively, that are accounted for under the equity method or at fair value, as follows:

	2001		2000	
	$	Ownership %	$	Ownership %
Mariner Partners	16,736,629	11.2	23,364,843	34.7
Mariner Select L.P.	14,913,689	19.9	26,861,292	45.1
Mariner Opportunities	7,291,653	15.7	4,746,924	21.2
Mariner Atlantic	3,956,601	2.4	3,552,095	2.6
Other	72,670,957	0.2 to 11.9	51,230,209	0.1 to 10.0
Total	115,569,529		109,755,363	

Restricted Assets

Under the terms of certain reinsurance agreements, irrevocable letters of credit in the amount of $20,637,000 were issued at December 31, 2001, in respect of reported loss reserves and unearned premiums. Investments with a par value of $20,831,000 have been pledged as collateral with issuing banks. In addition, securities with a par value of $9,072,000 at December 31, 2001 were on deposit with various state insurance departments in order to comply with insurance laws.

PXRE, in connection with PXRE's Lloyd's Syndicate 1224, has placed on deposit $36,430,000 par value of agency debenture government securities, municipal securities and $11,475,000 in money market funds as collateral for Lloyd's of London. All invested assets of PXRE's Syndicate 1224 amounting to $15,350,000 at December 31, 2001 are restricted from being paid as a dividend through June, 2003.

PXRE has outstanding commitments for funding certain investments in certain limited partnerships of $1,671,000 at December 31, 2001.

PXRE has deposited securities with a fair value of $12,882,000 as of December 31, 2001 into a trust for the benefit of a cedent in connection with a finite reinsurance transaction.

4. Notes Payable and Credit Arrangements

In January 1997, PXRE Corporation issued $100 million of 8.85% TRUPS. The fair value of the TRUPS is $49,359,000 and $77,583,000 at December 31, 2001 and 2000, respectively. Interest is payable on the TRUPS semi-annually. The notes are redeemable on or after February 1, 2007 at the option of PXRE Corporation, initially at 104.180% declining to 100.418% at February 1, 2016, and 100% thereafter.

On December 30, 1998 PXRE Corporation entered into a Credit Agreement with First Union National Bank ("First Union") to arrange and syndicate for it a revolving credit facility of up to $75 million. At December 31, 1998, $50 million of the total $75 million was underwritten and committed to by First Union. The additional $25 million of the revolving credit facility was drawn down October 6, 1999 and PXRE Group Ltd. and PXRE Reinsurance (Barbados) Ltd. were added as guarantors under the Credit Agreement. First Union syndicated the $75 million revolving credit facility, joining Fleet National Bank, Credit Lyonnais, New York Branch and Bank One (formerly, The First National Bank of Chicago) as additional lenders (collectively with First Union, the "Lenders"). The $75 million borrowings under the Credit Agreement bear interest at First Union's base rate or at the financial institution's LIBOR rate for periods of 30, 60, 90 or 180 days plus a 1% credit margin. The interest rate charged at December 31, 2001 and 2000 was 3.59% and 7.66%, respectively. In addition, the Credit Agreement requires PXRE and certain subsidiaries, where applicable, to maintain certain financial ratios including minimum fixed charge coverage, maximum consolidated debt to total capitalization, minimum statutory capital and surplus, and minimum risk based capital ratios. Commitments under this Credit Agreement terminate on March 31, 2005 and are subject to annual reductions of $10 million commencing March 31, 2000 and $25 million on March 31, 2005. See Note 13 – Subsequent Event, below. At December 31, 2001 and 2000, $55 million and $65 million was outstanding under this Credit Agreement.

PXRE Corporation entered into an interest rate swap agreement with First Union that locks in the interest rate on the $36,666,000 portion of the loan to 6.34%. The swap agreement coincides with the maturity of the Credit Agreement. The fair value of the loan and the interest rate swap agreement at December 31, 2001 and 2000 was approximately $53,712,000 and $64,509,000, respectively. At December 31, 2001, the amount of the cash flow hedge, net of tax, in accumulated other comprehensive income was depreciation of $722,000.

Interest paid, including the minority interest in consolidated subsidiary, was $13,301,000, $13,653,000 and $12,705,000 for 2001, 2000 and 1999, respectively.

5. Income Taxes

PXRE is incorporated under the laws of Bermuda and, under current Bermuda law, is not obligated to pay any taxes in Bermuda based upon income or capital gains. PXRE has received an undertaking from the Supervisor of Insurance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts PXRE, from any Bermuda taxes computed on profits, income or any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until the year 2016.

PXRE does not consider itself to be engaged in a trade or business in the United States and accordingly does not expect to be subject to direct United States income taxation.

The United States subsidiaries of PXRE file a consolidated U.S. Federal income tax return.

Pretax (loss) income from operations before cumulative effect of accounting change for the years ended December 31, under the following jurisdictions was as follows:

	2001	2000	1999
U.S.	$ (14,351,000)	$ (27,713,000)	$ (43,808,000)
Bermuda	(5,005,000)	4,730,000	(11,437,000)
Barbados	(3,634,000)	177,000	1,027,000
Total	$ (22,990,000)	$ (22,806,000)	$ (54,218,000)

The components of the benefit for income taxes for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Current			
U.S.	$ 44,000	$ (3,891,000)	$ (12,819,000)
Foreign	1,103,000	137,000	2,314,000
Subtotal	1,147,000	(3,754,000)	(10,505,000)
Deferred U.S.	(5,851,000)	(8,253,000)	(2,270,000)
Income tax benefit before change in accounting	(4,704,000)	(12,007,000)	(12,775,000)
Income tax expense (benefit) from change in accounting	172,000	0	(374,000)
Income tax benefit	$ (4,532,000)	$ (12,007,000)	$ (13,149,000)
Income taxes paid	$ 3,103,000	$ 637,000	$ 1,930,000

The Company plans to carryforward $47,200,000 of the 2000 and 2001 net operating loss to future periods which expire through 2021.

The significant components of the net deferred income tax asset (liability) are as follows:

	2001	2000
Deferred income tax asset:		
Discounted reserves and unearned premiums	$ 7,297,000	$ 7,132,000
U.K. losses not currently deductible	0	10,377,000
Excess tax over book basis in invested assets	869,000	174,000
Deferred compensation and benefits	2,488,000	1,811,000
NOL carryforwards	16,701,000	2,443,000
Cash flow hedge	389,000	0
Other, net	628,000	258,000
Total deferred income tax asset	$ 28,372,000	$ 22,195,000
Deferred income tax liability:		
Retroactive reinsurance contracts	$ (2,202,000)	$ 0
Deferred acquisition costs	(1,966,000)	(2,037,000)
Excess book over tax basis in limited partnerships	(1,068,000)	(2,998,000)
Investments and unrealized foreign exchange	(557,000)	(39,000)
Market discount	(1,369,000)	(1,490,000)
Other, net	(172,000)	(629,000)
Total deferred income tax liability	(7,334,000)	(7,193,000)
Net deferred income tax asset	$ 21,038,000	$ 15,002,000

Management has reviewed PXRE's deferred tax asset, and has concluded that it is realizable and no valuation allowance is necessary.

The benefit for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory Federal income tax rate of 35% to pretax income from operations as a result of the following differences.

	2001	2000	1999
Statutory U.S. rate	$ (8,047,000)	$ (7,982,000)	$ (18,976,000)
Tax exempt interest	(781,000)	(1,316,000)	(1,781,000)
Foreign tax credit (recoverable) expiration	(339,000)	(670,000)	920,000
Bermuda loss (income)	1,752,000	(1,655,000)	4,003,000
Foreign income – Barbados	1,272,000	(62,000)	(359,000)
Barbados tax	1,103,000	137,000	2,314,000
Amortization of intangibles	0	0	(753,000)
Reciprocal shares	0	0	1,815,000
Other, net	508,000	(459,000)	(332,000)
Total benefit	$ (4,532,000)	$ (12,007,000)	$ (13,149,000)

6. Stockholders' Equity and Dividend Restrictions

PXRE was incorporated on June 1, 1999 as a Bermuda holding company and a wholly - owned subsidiary of PXRE Purpose Trust, a purpose trust established under the laws of Bermuda.

In connection with the reorganization, PXRE repurchased for $1.00 per share, 100% of the common shares owned by PXRE Purpose Trust and each outstanding share of PXRE Corporation common stock (other than shares held by PXRE Corporation and its subsidiaries) was converted into one common share of PXRE. In addition, PXRE retired all of its treasury shares.

On August 9, 1999 PXRE's Board of Directors unanimously approved a resolution to increase the number of authorized shares from 12,000 to 60,000,000 consisting of 50,000,000 common shares and 10,000,000 preferred shares. In addition, PXRE's Board of Directors authorized an increase in par value of its common shares from $0.01 per share to $1.00 per share. See also subsequent event Note 13.

Absent a specific waiver by PXRE's Board of Directors, the Company's Bye-Laws restrict the ownership and voting rights of any shareholder who directly or indirectly would own more than 9.9% of the outstanding common shares of the Company. The restriction requires the prompt disposition of any shares held in violation of the provision and limits the voting power of a shareholder with more than 9.9% of the outstanding shares to the voting power of a shareholder with 9.9% or less of the outstanding common shares.

Dividend Restrictions

The Insurance Department of the State of Connecticut, in which PXRE Reinsurance is domiciled, recognizes as net income and surplus those amounts determined in conformity with statutory accounting practices ("SAP") prescribed or permitted by the department, which differ in certain respects from U.S. GAAP. The amount of statutory capital and surplus at December 31 and statutory net income of PXRE Reinsurance for the years then ended, as filed with insurance regulatory authorities are as follows:

	2001	2000	1999
	(Unaudited)		
PXRE Reinsurance			
Statutory capital and surplus	$ 331,959,000	$ 348,858,000	$ 399,007,000
Statutory net loss	$ (28,171,000)	$ (14,569,000)	$ (1,327,000)

PXRE Reinsurance is subject to state regulatory restrictions, which limit the maximum amount of annual dividends or other distributions, including loans or cash advances, available to stockholders without prior approval of the Insurance Commissioner of the State of Connecticut.

As of December 31, 2001, the maximum amount of dividends and other distributions which may be made by PXRE Reinsurance during 2002 without prior approval is limited to approximately $33,196,000. Accordingly, the remaining amount of its capital and surplus is considered restricted. Under the terms of the Credit Agreement, dividends to PXRE shareholders in any year are limited as described in Note 4 with respect to the financial covenants.

PXRE Reinsurance prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Connecticut. Effective January 1, 2001, the State of Connecticut required that insurance companies domiciled in the State of Connecticut prepare their statutory basis financial statements in accordance with the NAIC Accounting Practices and Procedures Manual – Version effective January 1, 2001 subject to any deviations prescribed or permitted by the State of Connecticut Insurance Commissioner. Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures Manual – Version effective January 1, 2001 are reported as changes in accounting principles. The cumulative affect of changes in accounting principles is reported as an adjustment to unassigned funds (surplus) in the period of the change in accounting principle. The cumulative effect, which decreased the surplus by $2,500,000, is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.

7. Earnings Per Share

A reconciliation of loss before cumulative effect of change in accounting to earnings, and shares, which affect basic and diluted earnings per share, is as follows:

	2001	2000	1999
Loss available to common stockholders:			
Loss before cumulative effect of change in accounting	$ (18,286,245)	$ (10,799,973)	$ (41,443,353)
Change in accounting	319,353	0	(695,278)
Net loss available to stockholders	$ (17,966,892)	$ (10,799,973)	$ (42,138,631)
Weighted average shares of common stock outstanding:			
Weighted average common shares outstanding (basic)	11,578,219	11,393,652	11,568,494
Equivalent shares of stock options	0	0	0
Equivalent shares of restricted stock	0	0	0
Weighted average common equivalent shares (diluted)	11,578,219	11,393,652	11,568,494
Per share amounts:			
Basic			
Loss before cumulative effect of change in accounting	$ (1.58)	$ (0.95)	$ (3.58)
Net loss	$ (1.55)	$ (0.95)	$ (3.64)
Diluted			
Loss before cumulative effect of change in accounting	$ (1.58)	$ (0.95)	$ (3.58)
Net loss	$ (1.55)	$ (0.95)	$ (3.64)

8. Employee Benefits

Benefit Plans

PXRE adopted a non-contributory defined benefit pension plan covering all U.S. employees with one year or more of service and who had attained age 21. Benefits are generally based on years of service and compensation. PXRE funds the plan in amounts not less than the minimum statutory funding requirement nor more than the maximum amount that can be deducted for U.S. income tax purposes.

PXRE also sponsors a supplemental executive retirement plan. This plan is non-qualified and provides certain key employees with benefits in excess of normal pension benefits.

The net pension expenses for the company-sponsored plans included the following components at December 31:

	2001	2000	1999
Components of net periodic cost			
Service cost	$ 1,040,253	$ 680,756	$ 455,892
Interest cost	639,503	467,579	352,348
Expected return on assets	(152,125)	(79,371)	(44,166)
Amortization of prior service costs	212,166	212,166	110,301
Recognized net actuarial costs	77,262	30,536	75,280
Net periodic benefit costs	$ 1,817,059	$ 1,311,666	$ 949,655

The following table sets forth the funded status of the plans and amounts recognized in the Consolidated Balance Sheets:

	2001	2000
Reconciliation of benefit obligation		
Benefit obligation January 1	$ 7,688,473	$ 5,166,894
Service cost	1,040,253	680,756
Interest cost	639,503	467,579
Amendments	0	980,637
Actuarial loss	1,241,727	392,607
Benefit obligation December 31	$ 10,609,956	$ 7,688,473
Reconciliation of plan assets		
Fair value of plan assets as of January 1	$ 1,561,878	$ 802,787
Return on plan assets	(130,984)	86,876
Employer contributions	786,583	672,215
Fair value of plan assets December 31	$ 2,217,477	$ 1,561,878
Reconciliation of funded status		
Funded status	$ (8,392,479)	$ (6,126,595)
Unrecognized prior service cost	1,812,655	2,024,821
Unrecognized net loss	2,079,397	631,823
Accrued cost	$ (4,500,427)	$ (3,469,951)
Weighted average assumptions as of December 31:		
Discount rate	7.25%	7.50%
Expected return on plan assets	8.00%	8.00%
Rate of compensation increase	5.00%	5.00%

Employees of PXRE's Brussels and London operations are covered under a defined contribution type plan. The provision for such plans is $193,000, $454,000 and $326,000 for 2001, 2000 and 1999 respectively.

Employee Stock Purchase Plan

PXRE maintains an Employee Stock Purchase Plan under which it has reserved 53,753 common shares for issuance to PXRE personnel. The price per share is the lesser of 85% of the fair market value at either the date granted or the date exercised.

9. Stock Options and Grants

In 1988, PXRE adopted a stock option plan (the "1988 Stock Option Plan") which provides for the grant of incentive stock options and non-qualified stock options to officers and key employees. Options granted under the 1988 Stock Option Plan have a term of 10 years and become exercisable in four equal annual installments. The exercise price for options granted pursuant to the plan must be equal to or exceed the fair market value of the common shares on the date the option is granted. In 1992, the Board of Directors resolved to freeze the 1988 Stock Option Plan as of December 31, 1992. At December 31, 2001 and 2000, options for 9,802 and 36,323 shares, respectively, are exercisable under this plan.

In 1992, a Restated Employee Annual Incentive Bonus Plan was approved. Incentive compensation to employees is based in part on return on equity compared to a target return on equity and in part at the discretion of the Restated Bonus Plan Committee.

In 1992, PXRE adopted a 1992 Officer Incentive Plan that provides for the grant of incentive stock options, non-qualified stock options and awards of shares subject to certain restrictions. Options granted under the plan have a term of 10 years and generally become exercisable in four equal annual installments commencing one year from the date of grant. The exercise price for the incentive shares options must be equal to or exceed the fair market value of the common shares on the date the option is granted. The exercise price for the non-qualified options may not be less than the fair market value of the common stock on the date of grant. At December 31, 2001 and 2000, options for 414,478 and 281,614 shares respectively, were exercisable under this plan.

In 2001, 2000 and 1999, $2,445,000, $3,750,000 and $3,170,000, respectively was incurred under these plans, including 30% of any bonus granted to certain levels of employees paid in restricted shares which vest in 36 or 48 months.

Information regarding the option plans described above is as follows:

	Number of Shares	Option Price Per Share Range
Outstanding at December 31, 1998	473,024	$ 8.75 - $ 32.94
Options granted	0	$ 0
Options exercised	13,294	$10.625 - $ 11.50
Options cancelled	7,256	$ 24.75 - $32.938
Outstanding at December 31, 1999	452,474	$ 8.75 - $32.938
Options granted	900,450	$ 12.50
Options exercised	37,057	$ 8.75
Options cancelled	65,643	$ 12.50 - $32.938
Outstanding at December 31, 2000	1,250,224	
Options granted	907,400	$ 15.95 - $ 19.80
Options exercised	72,658	$10.875 - $ 12.50
Options cancelled	442,357	$ 12.50 - $32.938
Outstanding at December 31, 2001	1,642,609	

In 1995, PXRE adopted a non-employee Director Stock Option Plan, which provided for an annual grant of 1,000 options per director from 1995 to 1996 and provides for 3,000 options per director from 1997 to 1999, 5,000 options and 1,000 restricted shares per director from 2000 to 2005 inclusive as amended. Options granted under the plan have a term of 10 years from the date of grant and are vested and exercisable in three equal annual installments commencing one year from the date of grant. The exercise price of the options is the fair market value on the date of grant. As of December 31, 2001, options for 250,000 shares were authorized and 103,410 were exercisable, at exercise prices between $14.790 and $31.063.

Beginning January 1, 1998, PXRE allowed its directors to elect to convert their Board of Directors retainer fee to options. At December 31, 2001, options for 250,000 shares were authorized and ten-year options for 119,011 shares were granted at prices ranging from $12.812 to $33.455 which are 100% vested and immediately exercisable.

As of December 31, 2001 total authorized common shares reserved for grants of employee and director stock options and restricted stock under the above plans is 2,752,279 shares. Total shares of 646,701 relate to stock options which are vested and exercisable at December 31, 2001, at exercise prices between $10.875 and $33.455. All options become exercisable upon a change of control of PXRE as defined by the plans.

As permitted by SFAS No. 123, PXRE has elected to continue to account for its stock option plans under the accounting rules prescribed by APB 25, under which no compensation costs are recognized as an expense. Had compensation costs for the stock options been determined using the fair value method of accounting as recommended by SFAS No. 123, net loss and earnings per share for 2001, 2000 and 1999 would have been reduced to the following pro forma amounts:

	2001	2000	1999
Net loss			
As reported	$ (17,966,892)	$ (10,799,793)	$ (42,138,631)
Pro forma	(20,126,476)	(12,138,638)	(42,612,003)
Basic loss per share			
As reported	$ (1.55)	$ (0.95)	$ (3.64)
Pro forma	(1.74)	(1.07)	(3.68)
Diluted loss per share			
As reported	$ (1.55)	$ (0.95)	$ (3.64)
Pro forma	(1.74)	(1.07)	(3.68)

The fair value of each option granted in 2001, 2000 and 1999 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2001	2000	1999
Risk-free rate	5.41%	5.23%	6.72%
Dividend yield	1.36%	1.42%	1.85%
Volatility factor	37.18%	30.65%	26.71%
Weighted average expected life	5	5	5

A summary of the status of the employee and director stock option plans at December 31, 2001 and 2000 and changes during the years then ended is presented below;

	2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	1,485,416	$17.27	599,068	$24.80
Options granted	965,219	17.77	989,048	12.61
Options exercised	72,658	11.91	37,057	8.75
Options cancelled	442,357	15.71	65,643	20.23
Options outstanding at end of year	1,935,620	18.06	1,485,416	17.27
Options exercisable at end of year	646,701	22.37	490,899	23.74
Weighted average fair value per share of options granted		8.98		5.36

Options outstanding at December 31, 2001 included:

Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2001	Weighted Average Exercise Price
$10.88 to $19.80	1,490,045	8.86	$15.35	217,780	$13.46
$23.25 to $33.46	445,575	4.46	$27.11	428,921	$26.90

In 1990, PXRE adopted a non-employee Director Deferred Stock Plan granting 2,000 shares to each non-employee Board member at the time specified in the plan. At December 31, 2001, the 10,000 shares granted to eligible non-employee Board members will be issued to Board members at or after their termination, depending on whether such director elected to defer receipt of such shares following termination.

10. Segment Information

PXRE operates in four reportable property and casualty segments - catastrophe and risk excess, casualty, structured/finite business and all other lines based on PXRE's method of internal management reporting. In addition, PXRE operates in two geographic segments - North American representing North American based risks written by North American based reinsureds and International (principally the United Kingdom, Continental Europe, Australia, Latin America, the Caribbean and Asia) representing all other premiums written. There are no significant differences among the accounting policies of the segments as compared to PXRE's consolidated financial statements.

PXRE does not maintain separate balance sheet data for each of its operating segments. Accordingly, PXRE does not review and evaluate the financial results of its operating segments based upon balance sheet data.

(000's except for %'s)	2001	%	2000	%	1999	%
Net Premiums Written						
Catastrophe and Risk Excess						
North American	$ 34,127		$ 20,354		$ 26,704	
International	90,107		74,197		63,957	
Excess of loss cessions	(60,485)		(15,489)		(18,883)	
	63,749	41%	79,062	46%	71,778	52%
Casualty						
North American	27,325		26,766		13,148	
International	13,389		14,876		12,851	
	40,714	26	41,642	24	25,999	19
Structured/Finite Business						
North American	33,651		20,245		0	
International	0		0		0	
	33,651	22	20,245	12	0	0
Other Lines						
North American	4,294		2,030		12,073	
International	12,070		29,722		28,995	
	16,364	11	31,752	18	41,068	29
Total	$154,478	100%	$172,701	100%	$138,845	100%

(000's except for %'s)	2001	%	2000	%	1999	%
Net Premiums Earned						
Catastrophe and Risk Excess						
North American	$ 32,978		$ 20,517		$ 26,155	
International	92,224		73,318		61,241	
Excess of loss cessions	(58,839)		(19,115)		(14,958)	
	66,363	41%	74,720	47%	72,438	56%
Casualty						
North American	27,145		19,062		11,593	
International	13,310		13,865		9,794	
	40,455	25	32,927	21	21,387	17
Structured/Finite Business						
North American	32,365		17,791		0	
International	0		0		0	
	32,365	20	17,791	11	0	0
Other Lines						
North American	3,336		1,978		11,296	
International	19,606		32,790		23,383	
	22,942	14	34,768	21	34,679	27
Total	$ 162,125	100%	$ 160,206	100%	$ 128,504	100%

(000's except for %'s)	2001	%	2000	%	1999	%
Underwriting Operations						
Catastrophe and Risk Excess						
North American	$ (29,607)		$ 12,701		$ (31,591)	
International	(17,975)		(2,609)		(32,039)	
Excess of loss cessions	38,117		(11,265)		15,476	
	(9,465)	65%	(1,173)	16%	(48,154)	87%
Casualty						
North American	(214)		(347)		(279)	
International	(3,118)		100		(242)	
	(3,332)	23	(247)	3	(521)	1
Structured/Finite Business						
North American	2,944		1,661		411	
International	0		0		0	
	2,944	(20)	1,661	(22)	411	(1)
Other Lines						
North American	(276)		(2,456)		(715)	
International	(4,481)		(5,214)		(6,166)	
	(4,757)	32	(7,670)	103	(6,881)	13
Total	$ (14,610)	100%	$ (7,429)	100%	$ (55,145)	100%

The following table reconciles the underwriting operations for the operating segments to income before tax as reported in the Consolidated Statements of Operations and Comprehensive Income:

(000's)	2001	2000	1999
Net underwriting loss	$ (14,610)	$ (7,429)	$ (55,145)
Net investment income	30,036	30,037	47,173
Net realized investment gains (losses)	4,023	3,191	(3,766)
Interest expense	(4,424)	(4,778)	(3,915)
Minority interest in consolidated subsidiary	(8,877)	(8,875)	(8,790)
Operating expenses	(29,606)	(35,407)	(30,052)
Unrealized foreign exchange on losses incurred	981	(1,196)	442
Other (loss) income	(513)	1,651	(165)
Loss before income taxes and cumulative effect of change in accounting	$ (22,990)	$ (22,806)	$ (54,218)

11. Quarterly Consolidated Results of Operations (Unaudited)

The following are unaudited quarterly results of operations on a consolidated basis for the years ended December 31, 2001 and 2000. Quarterly results necessarily rely heavily on estimates. This and certain other factors, such as catastrophic losses, call for caution in drawing specific conclusions from quarterly results. Due to changes in the number of average shares outstanding, quarterly earnings per share may not add to the total for the year.

2001	Three Months Ended March 31	June 30	September 30	December 31
Net premiums written	$ 56,172,000	$ 36,971,000	$ 19,076,000	$ 42,259,000
Revenues:				
Net premiums earned	$ 47,939,779	$ 43,325,826	$ 17,543,330	$ 53,316,124
Net investment income	9,882,640	8,238,457	5,766,713	6,148,230
Net realized investment gains (losses)	386,077	428,707	3,425,882	(217,208)
Management fees	1,961,570	772,114	2,335,219	716,755
Total revenues	60,170,066	52,765,104	29,071,144	59,963,901
Losses and expenses:				
Losses and loss expenses incurred	29,433,222	28,207,176	64,133,605	29,929,022
Commissions and brokerage	13,468,117	9,561,872	(3,957,510)	11,277,537
Other operating expenses	8,887,873	7,496,308	7,004,931	6,217,296
Interest expense	1,972,132	766,358	854,957	830,046
Minority interest in consolidated subsidiary	2,219,176	2,219,271	2,219,466	2,219,564
Total expenses	55,980,520	48,250,985	70,255,449	50,473,465
Income (loss) before income taxes and cumulative effect of accounting change	4,189,546	4,514,119	(41,184,305)	9,490,436
Income tax (provision) benefit	(693,691)	(792,350)	7,338,000	(1,148,000)
Income (loss) before cumulative effect of accounting change	3,495,855	3,721,769	(33,846,305)	8,342,436
Cumulative effect of accounting change, net of $171,959 tax benefit	319,353	0	0	0
Net income (loss)	$ 3,815,208	$ 3,721,769	$(33,846,305)	$ 8,342,436
Basic earnings (loss) per common share:				
Net income (loss)	$ 0.33	$ 0.32	$ (2.94)	$ 0.72
Average shares outstanding	11,481,959	11,470,253	11,501,372	11,632,272
Diluted earnings (loss) per common share:				
Net income (loss)	$ 0.32	$ 0.31	$ (2.94)	$ 0.70
Average shares outstanding	11,889,726	11,877,925	11,501,372	11,961,885
Dividends paid per common share	$ 0.06	$ 0.06	$ 0.06	$ 0.06

2000	Three Months Ended March 31	June 30	September 30	December 31
Net premiums written	$ 56,885,000	$ 43,713,000	$ 36,474,000	$ 35,629,000
Revenues:				
Net premiums earned	$ 35,741,576	$ 43,639,562	$ 40,508,153	$ 40,316,636
Net investment income	11,943,818	5,738,651	6,778,407	5,575,932
Net realized investment (losses) gains	(535,862)	73,765	(127,731)	3,780,685
Management fees	1,794,311	1,778,920	725,564	1,184,894
Total revenues	48,943,843	51,230,898	47,884,393	50,858,147
Losses and expenses:				
Losses and loss expenses incurred	23,695,657	68,659,875	19,114,520	26,294,886
Commissions and brokerage	7,861,401	8,875,475	9,045,722	9,116,385
Other operating expenses	9,805,047	8,593,333	8,229,302	8,779,117
Interest expense	1,280,045	1,149,198	1,176,581	1,171,971
Minority interest in consolidated subsidiary	2,218,632	2,218,719	2,218,899	2,218,989
Total expenses	44,860,782	89,496,600	39,785,024	47,581,348
Income (loss) before income taxes and change in accounting	4,083,061	(38,265,702)	8,099,369	3,276,799
Income tax (provision) benefit	(74,500)	14,738,500	(4,716,000)	2,058,500
Net income (loss)	$ 4,008,561	$ (23,527,202)	$ 3,383,369	$ 5,335,299
Basic earnings (loss) per common share:				
Net income (loss)	$ 0.35	$ (2.07)	$ 0.30	$ 0.47
Average shares outstanding	11,384,248	11,383,097	11,396,150	11,436,722
Diluted earnings (loss) per common share:				
Net income (loss)	$ 0.35	$ (2.07)	$ 0.29	$ 0.45
Average shares outstanding	11,534,771	11,383,097	11,653,279	11,766,290
Dividends paid per common share	$ 0.06	$ 0.06	$ 0.06	$ 0.06

12. Commitments and Contingencies

In May 1999, PXRE Delaware entered into weather option agreements with two counterparties. In April 2000, these counterparties submitted invoices to PXRE Delaware in the aggregate sum of $8,252,500 seeking payment under the weather option agreements, which invoices have been paid. PXRE Delaware insured its obligations under these weather option agreements through two Commercial Inland Marine Weather Insurance Policies issued by Terra Nova Insurance Company Limited ("Terra Nova"). PXRE Delaware submitted claims under these policies to Terra Nova in April 2000. Terra Nova has denied coverage, contending that its Managing General Agent had no authority to issue these policies. PXRE Delaware disagrees with Terra Nova's denial and has filed suit against Terra Nova in the United States District Court for the District of New Jersey. Both parties submitted motions of summary judgment, and the court denied both motions in an order dated as of January 18, 2002. The trial of this matter is expected to occur during the third quarter of 2002. The aggregate sum of $8,252,500 is included in Other Assets; management has concluded that it is realizable and that no valuation allowance is necessary.

In June 2001, the Company entered into a joint venture agreement to form a Bermuda corporation, Barr's Bay Properties Limited, which will construct an office building in Hamilton, Bermuda, in which the Company will have the option to lease office space for three consecutive five-year terms. The Company owns 40% of the outstanding shares of the joint venture. Under the joint venture agreement, the Company agreed to lend up to $7 million to finance the construction of the office space, secured by a first mortgage on the property.

In January of 2000, the Company entered into an insurance contract outside of its normal businesses under which it guaranteed performance of a minority portion of the debt of an unrelated company, Mariner Structured Products Sub-2, Ltd. ("MSP") for the benefit of a syndicate of lenders led by Bank of America, N.A. The maximum exposure under this policy is $4.0 million. MSP's debt is expected to be outstanding for at least six more years. No payments have been made or are contemplated under this policy. The owner of MSP is a hedge fund managed by Mariner. The portion of MSP's debt not guaranteed by the Company is guaranteed by Select Re.

13. Subsequent Event

On December 10, 2001, the Company signed a definitive agreement with Capital Z Financial Services Fund II, investment funds managed by Reservoir Capital Group, and Richard Rainwater, to invest $150 million in new equity capital in the form of convertible preferred stock (the "Preferred Stock Investment"). The capital infusion from the Preferred Stock Investment will enable PXRE to increase underwriting capacity and therefore maximize participation in the hardening reinsurance market following the September 11th terrorist attacks. The closing of the Preferred Stock Investment is subject to customary closing conditions, including regulatory approval. The Company's shareholders approved the transaction on February 12, 2002. The State of Connecticut Insurance Department held a hearing to consider the investment on March 13, 2002 and, under Connecticut law, the Connecticut Insurance Commissioner is required to render her decision on the matter within thirty days of the conclusion of the hearing.

The Preferred Stock Investment would trigger an event of default under the Credit Agreement if the transaction were consummated without the consent of the Lenders. As a condition to the Lenders' consent to the Preferred Stock Investment, the Credit Agreement was amended pursuant to the Second Amendment to the First Amended and Restated Credit Agreement, dated March 12, 2002, between PXRE Delaware and the Lenders. The Second Amendment will not be effective until the closing of the Preferred Stock Transaction. As amended, the outstanding commitment is reduced by $20 million on March 31, 2002, $5 million on July 1, 2002, $20 million on March 31, 2003 and by the remaining $10 million on March 31, 2004. In addition commencing on June 30, 2003, 50% of Excess Cash Flow (as defined in the Second Amendment) shall be used to reduce the outstanding commitment. In addition, the variable interest rate under the Amended Credit Agreement, has been increased by 100 basis points.

In March 2002, Congress passed the Job Creation and Worker Assistance Act of 2002 (H.R. 3090) which affords greater opportunity to use net operating losses. The legislation allows an extension of the carryback period (pursuant to Section 172) from two to five years. PXRE intends to avail itself of this legislation by electing to carryback its 2001 tax loss for 5 years. This will enable PXRE to recoup taxes paid in the prior years on 1996 taxable income amounting to $32,167,000. The remaining losses of $15,033,000 will be carried forward.

Independent Auditors' Report

We have audited the accompanying consolidated balance sheet of PXRE Group Ltd. and subsidiaries as of December 31, 2001, and the related consolidated statement of operations and comprehensive income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying financial statements of PXRE Group Ltd., as of December 31, 2000 and 1999, were audited by other auditors whose report thereon dated February 12, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of PXRE Group Ltd., as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements PXRE Group Ltd. adopted the provisions of FAS 133 "Accounting for Derivative Instruments and Hedging Activities," during 2001.

KPMG

KPMG
Hamilton, Bermuda
February 12, 2002

Financial Reporting Responsibility

The management of PXRE Group Ltd. has the primary responsibility for maintaining the integrity and accuracy of the financial information presented in this annual report. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Unless otherwise noted, all financial information presented in this annual report is consistent with these financial statements.

PXRE maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and that financial records may be relied upon in preparing financial statements.

KPMG, our independent accountants, have audited the consolidated financial statements of PXRE, at December 31, 2001, and for the year then ended, and their report is included in this section of the annual report. The independent accountants have unrestricted access to each member of management in conducting their audit. Such audit was conducted in accordance with auditing standards generally accepted in the United States of America and included a review of internal accounting controls, tests of transactions, and other auditing procedures as they considered necessary to express an opinion on the financial statements. Robert A. Bear, Chief Actuary and Senior Vice President of PXRE Corporation, certified the adequacy of the Group's reserves for losses and loss expense liabilities. Bacon & Woodrow London Market Services, Ltd., an actuarial consulting firm, performed a review of the adequacy of PXRE Syndicate 1224 reserves, determined and established by management for losses and loss expense liabilities.

The Audit Committee of the Board of Directors, composed entirely of non-management directors, oversees management's discharge of its financial reporting responsibilities.

Gerald L. Radke

Gerald L. Radke
Chairman, President and
Chief Executive Officer

James F. Dore

James F. Dore
Executive Vice President and
Chief Financial Officer

PXRE Group Ltd. and PXRE Reinsurance Ltd.

99 Front Street
Hamilton HM12, Bermuda
Telephone (441) 296-5858 Facsimile (441) 296-6162

Gerald L. Radke
Chairman, President and Chief Executive Officer

James F. Dore
Executive Vice President, Treasurer and Chief Financial Officer

Jeffrey L. Radke
Executive Vice President and President of PXRE Reinsurance Ltd.

David J. Doyle
Secretary

Leatrice J. Roman
Assistant Controller

Daniel J. Trucano
Chief Underwriting Officer of PXRE Reinsurance Ltd.


Radke


Dore


Radke


Doyle

PXRE Brussels

Avenue Marcel Thiry 79 BTE 3
Brussels, Belgium
Telephone (32-2) 777-0909 Facsimile (32-2) 777-0900

Alain Tounquet
Managing Director International Operations

Rudy Bogaerts
Senior Vice President International Treaty

Christopher Shaw
Assistant Vice President International Treaty


Tounquet


Bogaerts

PXRE Corporation and PXRE Reinsurance Company
399 Thornall Street, Fourteenth Floor
Edison, New Jersey 08837
Telephone (732) 906-8100 Facsimile: Corporate (732) 906-9157 Treaty (732) 906-9283


Radke


Dore


Bleisnick


Forsyth


Byrnes


Bear


Cadd


Hoane


Johnson


Sverchek


Volker

Gerald L. Radke
Chairman, President
and Chief Executive Officer

James F. Dore
Executive Vice President,
Treasurer
and Chief Financial Officer

Michael J. Bleisnick
Executive Vice President
London Market Operations

Gordon Forsyth, III
Executive Vice President
North American Operations
and Chief Underwriter

Bruce Byrnes
General Counsel
and Secretary

Robert A. Bear
Senior Vice President
and Chief Actuary

Joan L. Cadd
Senior Vice President
and Controller

A. Joseph Hoane
Senior Vice President
Information Technology

Frank M. Johnson
Senior Vice President
North American Treaty

Eugene J. Sverchek
Senior Vice President
North American Treaty

Charles R. Volker
Senior Vice President
Marine and Aerospace

James G. Brady
Vice President
Actuarial/Treaty
Underwriting

K. Eden Chan
Vice President
Information Technology

Mark W. Christie
Vice President
North American Treaty

Linda S. Clauser
Vice President
Human Resources

Jose A. Crespo
Vice President
Claims

R.E. Jeff Jeffreys
Vice President
and Assistant Treasurer

Peter M. Kiernan
Vice President
North American Treaty

Frank A. Lo Piccolo
Vice President
Underwriting Audit

Christopher J. Wachter
Vice President
Actuary

Laura L. Colangelo
Assistant Controller

Irina Elberg
Assistant Secretary
Information Systems

Marjorie M. Lee
Assistant Controller


Brady


Chan


Christie


Clauser


Crespo


Jeffreys


Kiernan


Lo Piccolo


Wachter


Browne


Cooper


Fiondella


Fleming


Haftl


Huff


Kelly

F. Sedgwick Browne, Esq.
Senior Counsel
Morgan, Lewis & Bockius LLP

Bradley E. Cooper
Partner
Capital Z Financial Services
(Appointed effective April 4, 2002)

Robert W. Fiondella
Chairman of the Board
Director and Chief Executive Officer
The Phoenix Companies, Inc.

Susan S. Fleming
Partner
Capital Z Financial Services
(Appointed effective April 4, 2002)

Franklin D. Haftl
Retired President
and Chief Executive Officer,
Unione Italiana Reinsurance
Company of America, Inc.

Craig A. Huff
Managing Director
Reservoir Capital Group
(Appointed effective April 4, 2002)

Bernard Kelly
Chairman of Bernard Kelly Associates
Former Vice Chairman
and Managing Director,
Lazard Brothers & Co. Ltd.,
London
(Retired effective April 4, 2002)

Halbert D. Lindquist
Senior Investment Officer
Blackstone Alternative Asset
Management

Wendy Luscombe
WKL Associates
Principal Real Estate Advisor to
Prudential Portfolio Managers
America Limited

Philip R. McLoughlin
Executive Vice President
and Chief Investment Officer,
The Phoenix Companies, Inc.
Chairman, Chief Executive
Officer and Director,
Phoenix Investment Partners, Ltd.

Gerald L. Radke
Chairman, President
and Chief Executive Officer,
PXRE Group Ltd.

David W. Searfoss
Executive Vice President
and Chief Financial Officer,
The Phoenix Companies, Inc.
(Retired effective April 4, 2002)

Robert M. Stavis
Partner
Bessemer Venture Partners
(Appointed effective April 4, 2002)


Lindquist


Luscombe


McLoughlin


Radke


Searfoss


Stavis

Executive Offices
99 Front Street
Hamilton HM12
Bermuda
Telephone (441) 296-5858
Facsimile (441) 296-6162

Mailing Address:
Suite 231
12 Church Street
Hamilton HM 11
Bermuda

Outside General Counsel
Morgan, Lewis & Bockius LLP
New York, New York

Conyers Dill Pearman
Hamilton, Bermuda

Independent Auditors
KPMG
Hamilton, Bermuda

Actuarial Certification
Robert A. Bear
Fellow of the Casualty Actuarial Society
Chartered Property Casualty Underwriter
Member of the American Academy of Actuaries

Common Stock Listing
New York Stock Exchange, Symbol PXT

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(800) 937-5449

Investor Relations Contact
James F. Dore
Executive Vice President and
Chief Financial Officer
Website: www.pxregroup.com
E-mail: Investor_Relations@pxregroup.com

Annual Report on Form 10-K
A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2001, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to James F. Dore, Executive Vice President and Chief Financial Officer, at the Company's executive offices.

Annual Meeting
The 2002 Annual Meeting of Stockholders will be held at 9:00 a.m. Atlantic Time on May 30, 2002, at the Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road, Hamilton, Pembroke, Bermuda.

PXRE Group Ltd.

99 Front Street
Hamilton HM12
Bermuda
Telephone (441) 296-5858
Facsimile (441) 296-6162